UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006 (September 19, 2006)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Advancing through diversity

Ansell

Annual Review 2006

Advancing through

diversity

Ansell

Advancing through diversity

Contents

2 The Chairman’s and Chief Executive Officer’s Review 6 Review of Operations

10

Global Capabilities Map

12

Philosophy

14

New Markets

16

The Science of Diversity

18

Our People

19

Financial Information

20

Board of Directors

22

Three Year Summary

23

Corporate Governance

29

Report of the Directors

32

Remuneration Report

42

Discussion and Analysis of the Financial Statements

44

Income Statement

45

Statement of Recognised Income and Expense

46

Balance Sheet

47

Cash Flow Statement

48

Industry and Regional Segments

49

Notes to the Financial Statements

56

Directors’ Declaration

57

Audit Opinion

58

Shareholders

59

Supplementary Unaudited US Dollar Financial Information

63

Investor Information

64

Ansell Offices

64

Senior Management

Ansell Limited ABN 89 004 085 330

The Annual General Meeting will be held in the Fenix Events Centre, 680 Victoria Street, Richmond on Wednesday 18 October 2006 at 2.30pm. Details of the business of the meeting are contained in the Notice of Meeting enclosed with this Annual Review. Shareholders unable to attend the Annual General Meeting are encouraged to participate in the Company’s affairs by completing and returning the proxy form enclosed with the Notice of Meeting.

The United States dollar (US$) is the predominant global currency of our business transactions. To assist readers, United States dollar values are included in this Report wherever appropriate. Unless otherwise stated, the values appearing in this Report are Australian dollars.

HIGHLIGHTS

•	Commitments to market were met – 5th consecutive year.

•	Best sales growth (in US$) in last 8 years.

•	Expansion into China off to a sound start.

•	Successful divestment of interest in South Pacific Tyres – $122 million realised.

•	Full year dividend increased by 23.5%.

AND THE HEADWIND…

•	Sharply higher latex costs – US$14 million EBIT impact.

ANNUAL RESULTS SUMMARY

2006 $M

2005(1) $M

2006 US$M

2005(1) US$M

Sales

1,138

1,081

849

812

Operating EBIT – Healthcare

144

154

108

116

Operating EBIT – Group(2)

138

146

Impairment loss on investment in SPT and sale costs

(6)

Operating Profit Attributable

116

Total Assets

1,308

Total Funds Employed

733

769

Return on average shareholders’ equity

18

9

Shares on issue (million)

152

160

Earnings per share (cents)

73

33

Dividend per share (cents)

21

17

(1)	Restated for impact of transition to Australian equivalents to International Financial Reporting Standards (AIFRS).
(2)	Excludes impairment loss on investment in SPT and sale costs.

ANSELL ANNUAL REVIEW 2006  |  1

The Chairman’s and Chief Executive Officer’s Review

We are pleased to present the Ansell Limited Annual Review for 2006. This has been a year characterised by some real successes and areas of great challenge as we continued to build globally on our portfolio of businesses.

YEAR IN REVIEW

Overall, your Company had a successful year reaching record high sales levels and achieving strong growth in each of its core businesses of Occupational, Professional and Consumer Healthcare. At the same time, Ansell, as with many other companies, experienced unprecedented and rapid changes in its critical cost components. In our case this was natural rubber latex, which is our most important raw material.

Sales revenues of $1,138 million (US$849 million) were 4.6% higher (based on US$) than the previous year, and earnings before interest and tax (EBIT) from the core Healthcare business of $144 million (US$108 million) were 7% lower (based on US$), influenced by input cost increases and higher competitive spending levels in our Consumer Healthcare segment. Profit attributable to shareholders was $116 million (US$87 million), compared with $54 million (US$40 million) for 2005.

Earnings per share of 73.4 cents (US$0.548), up 126%, reflect the increase in profit attributable to shareholders and a lower number of shares on issue following our successful capital management program.

On a continuing operations basis, that is, prior to the impact on each year of write-downs associated with the South Pacific Tyres investment, profit attributable to shareholders and earnings per share for 2006 were down 9.5% and 4.1% respectively on the previous year.

2  |  ANSELL ANNUAL REVIEW 2006

LATEX – A KEY RAW MATERIAL

Although the Company’s results for 2006 and the outlook for 2007 are affected significantly by the historically high natural rubber latex prices, Ansell’s three business segments have different levels of exposure. For example, the Occupational Healthcare business, which represents approximately 50% of the Group’s sales revenues and 56% of segment EBIT, is only exposed to the extent of 13% of its sales.

The Review of Operations on the following pages includes a chart that tracks the movement in latex prices over the last 20 years. A table illustrating the extent of the exposure to latex prices of each business segment is also provided.

DIVIDEND

The Directors declared a final dividend (unfranked) of 12 cents per share payable on 5 October 2006. This lifted the dividends for the year to 21 cents per share, an increase of 24% over the previous year. With most of the Group’s earnings generated outside Australia, the Company does not accumulate sufficient franking credits to enable dividends to be franked.

CAPITAL MANAGEMENT AND RETURN TO SHAREHOLDERS

The Company’s ongoing capital management program resulted in the return of $133 million to shareholders this year. This comprised share buy-backs, which accounted for $103 million, and dividends, which absorbed $30 million.

The Company bought back more than nine million shares over the past 12 months as part of its ongoing capital management program and, in August 2006, we announced an intention to buy back up to a further 5.7 million shares.

Completion of the new buy-back will take the number of shares bought back over the past 12 months to close to 10% of the Company’s issued capital, the maximum amount permitted at law without shareholder approval. Shareholders will be asked at the 2006 Annual General Meeting to refresh the Company’s ability to buy back up to a further 10% of its issued shares, following the completion of the current 5.7 million share buy-back, in the period before the 2007 Annual General Meeting.

TRANSITION

In January 2006, we completed the sale of our investment in the South Pacific Tyres joint venture in Australia and New Zealand to the Goodyear Tire and Rubber Company. Proceeds of the sale, including repayment of loans, amounted to $122 million.

The Company recorded a modest loss of $5.5 million against the carrying value of that investment (which had been written down in the previous year) in return for Goodyear assuming residual existing and future liabilities of the business, including environmental, product warranty and workers’ compensation liabilities for which Ansell was formerly contractually responsible.

The South Pacific Tyres transaction represented the final sale of businesses from the Pacific Dunlop era and enables the Company to fully focus on its position as a global leader in the Occupational, Professional and Consumer Healthcare sectors.

ANSELL ANNUAL REVIEW 2006  |  3

The Chairman’s and Chief Executive Officer’s Review continued

BOARD CHANGES

Herb Elliott, who has served as a Director since 2001, has decided not to offer himself for re-election at the Company’s Annual General Meeting on 18 October 2006 and will stand down at the conclusion of that meeting. Herb has contributed strongly to the Board during the period that saw the completion of Ansell’s transition into a stand-alone global organisation, and his counsel will be missed by his Board colleagues and the management team.

We are pleased to welcome as a Director Marissa Peterson, whose appointment was announced in August 2006. Marissa’s background and international experience, particularly in manufacturing, supply chain management and logistics, will complement the existing skills and business experience of our Board.

BUSINESS DEVELOPMENT

The Company has plans in place to penetrate new channels, markets and geographies and to bolster the existing core businesses with a continuous stream of new products and ongoing improvements in the execution of our business model.

Our business development group utilises broad resources to search domestically and internationally for value enhancing acquisitions and other opportunities such as alliances and technology joint ventures.

We completed the acquisition of a 75% interest in Jissbon, a Chinese condom importer and distributor, in March 2006 and established a new trading entity, Ansell (Shanghai) Commercial Trading Company Ltd, as the vehicle for the sale in China of the Company’s products in the Occupational Healthcare sector. These initiatives have given the Company a firm footing in the very significant Chinese market.

A range of other investment opportunities were considered and pursued during the year. Some of these did not come to fruition, while others are still being evaluated in accordance with our disciplined review process.

REMUNERATION

The issue of executive remuneration continues to be of significance around the world. Although shareholders at the 2005 Annual General Meeting voted overwhelmingly in favour of the adoption of Ansell’s Remuneration Report, the Board took notice of comments made by shareholders at that meeting. In light of this, and in response to ongoing developments in the strategic direction of the Company, the Board engaged external consultants Ernst & Young to assist with a full and independent review of Ansell’s executive remuneration strategy and structure.

The review has confirmed the Company’s ‘pay for performance’ approach that sees a significant proportion of each executive’s ‘on-target’ remuneration being ‘at risk’. However, as an outcome of the review, a revised and

4  |  ANSELL ANNUAL REVIEW 2006

better aligned long-term incentive plan has been put into place. The new arrangements are outlined in the 2006 Remuneration Report and in the Explanatory Notes in the Notice of Meeting relating to the equity component of the Managing Director’s compensation.

ANSELL’S PEOPLE

Neither the 2006 achievements nor the bright outlook for the future could occur without the considerable efforts of the men and women of Ansell around the world.

Ansell invests in its people, whether in conferences, seminars, in-house training sessions, leadership development programs or individual mentoring. Ansell’s growth is based on the quality and growth of our people and they are a core asset. We are grateful for their ongoing dedication.

Our global footprint means that, 24 hours a day, seven days a week in some time zone around the world a part of the Ansell team, whether it be in sales, marketing, manufacturing or other functional area, will be working on shareholders’ behalf.

OUTLOOK

The Company continues to face strong headwinds in the form of historically high natural rubber latex costs, which, even after selling price increases and manufacturing and other cost containment initiatives, is expected to have a further unfavourable impact in the 2007 financial year of approximately US$10 million based on our budget assumptions.

The Company, however, continues to be positioned for a sound future and, as previously announced, the Board has supported increased spending for research, new product development, market share growth in current and emerging markets and acquisition activities.

Record sales in the second half of the 2006 financial year and favourable results from non-latex based products give us confidence as we move into the 2007 financial year.

The Company’s strong balance sheet and cash flow place Ansell in good stead as we pursue our growth strategy and new opportunities.

Peter Barnes	Doug Tough
Chairman	Chief Executive Officer

ANSELL ANNUAL REVIEW 2006  |  5

Review of Operations

ANSELL GROUP

Profit Attributable to shareholders for the 2006 financial year was A$116.1 million (US$86.7 million) and compares with the previous year’s result of $54.4 million (US$40.1 million). These results include write-downs of the Company’s 50% investment in South Pacific Tyres of $5.5 million (US$4.1 million) in 2006 and $80.0 million (US$60.9 million) in 2005. The sale of this investment was completed in January 2006.

The full year dividend was 21 cents per share, an increase of 24% on the previous year.

Free cash flow of US$76.7 million was US$17.8 million lower than 2005, due to higher inventories brought about partly by higher latex costs and new product introductions, and higher year end receivables following strong sales in the fourth quarter. However, average working capital days improved further from 85 in 2005 to 80 in 2006.

Capital expenditure of US$12.3 million was US$1.7 million higher than the previous year and represented 65% of depreciation.

Acquisitions of US$18.5 million, share buy-backs of US$76.1 million and dividend payments to Ansell Limited shareholders of US$22.5 million were partially offset by the US$89.5 million proceeds from the sale of the South Pacific Tyres investment.

Net interest paid of US$4.4 million was lower by US$6.5 million as a function of higher cash balances and lower fixed rates on interest bearing debt. Interest cover is robust at 26.9 times having further improved from 17.7 times in 2005.

Gearing (net interest bearing debt as a percentage of net interest bearing debt plus equity) continues to be low at 10.8%, and compares with 19.1% at the end of the prior year.

Group sales of US$849.1 million were 4.6% higher than the previous year. This was the highest rate of growth in the past eight years, with each business segment and each region contributing strongly.

Sales by business segment and region were as follows:

SALES BY BUSINESS SEGMENT

	2006 us$m	2005 us$m	movement %
Occupational Healthcare	424.6	409.8	+3.6
Professional Healthcare	289.0	276.3	+4.6
Consumer Healthcare	135.5	126.0	+7.5

Total Sales	849.1	812.1	+4.6

SALES BY REGION

	2006 us$m	2005 us$m	movement %
Americas	402.2	387.9	+3.7
Europe, Middle East and Africa	313.7	301.8	+3.9
Asia Pacific	133.2	122.4	+8.8

Earnings before interest and tax (EBIT) of the core Healthcare business was 7.0% lower at US$107.6 million as increases in raw material costs, in particular an unprecedented escalation in natural rubber latex prices, put substantial downward pressure on margins. The EBIT to sales ratio, however, remains healthy at 12.7%.

Segment EBIT by business and region was:

SEGMENT EBIT BY BUSINESS

	2006 us$m	2005 us$m	movement %
Occupational Healthcare	60.7	61.0	-0.5
Professional Healthcare	29.0	32.7	-11.3
Consumer Healthcare	17.9	22.0	-18.6

Total Segment EBIT	107.6	115.7	-7.0

SEGMENT EBIT BY REGION

	2006 us$m	2005 us$m	movement %
Americas	46.4	51.1	-9.2
Europe, Middle East & Africa	33.9	35.3	-4.0
Asia Pacific	27.3	29.3	-6.8

6  |  ANSELL ANNUAL REVIEW 2006

ANSELL HEALTHCARE

OCCUPATIONAL HEALTHCARE

After a slow first half of the year, sales in the second half improved strongly to achieve an overall 3.6% increase on the previous year.

The flagship HyFlex® range continued to grow strongly with new variants introduced and sales volumes up 17% over 2005. The new AlphaTEC™ grip technology glove also had an excellent first six months since its launch, with strong demand from the petrochemical industry.

We also launched the Virtex™ nitrile glove for use in oily applications. Virtex™ is the first glove from Ansell to incorporate our unique patent pending Aqadri™ – Ansell Moisture Management Technology™.

Ansell’s leading position in the occupational glove market provides scale that facilitates the use of innovative approaches in identifying and developing new products and services to satisfy customer requirements. In the USA, the Company works closely with a Distributor Advisory Council, a group of representatives of Ansell’s major industrial distributors. This arrangement provides Ansell with valuable commercial insights and the opportunity to understand, first-hand, the needs of the customer and the nature of solutions that are required.

The Americas and EMEA (Europe, Middle East and Africa) regions continued to gain new business from the Ansell value proposition sales program called GuardianSM, which utilises Ansell’s highly reputed hand protection and safety auditing software tool, SafetyNet™.

Good gains were made in the Americas region in expanding business with existing customers, and new channel opportunities in the construction and do-it-yourself sectors were identified and are being pursued. In the EMEA region, a retail group was established to capitalise on new opportunities in the automotive service parts, and agriculture and viticulture markets.

Other new product introductions and continued penetration of the emerging markets, particularly Russia, Poland, the Czech Republic, Hungary, Ukraine and Mexico, also contributed to increased revenues.

The establishment of the new Occupational Healthcare business in Shanghai has the Company well positioned as commercial/industrial production continues to grow steadily in China, and tighter regulations and improved safety standards emerge for workers.

Segment EBIT was maintained at 2005 levels, which is considered a good result given increased cost pressures on synthetic materials and natural rubber latex and changes in product mix.

The key strategies for this business segment are:

•	To continue to leverage the concept of hand injury solutions through the expansion of the GuardianSM program.

•	The introduction of further new products, concentrating on Ansell’s ergonomic technology advantage.

•	A continued and aggressive push into new channels and markets, with the opportunity for fully incremental sales.

•	Continued emphasis on lower manufacturing and product sourcing costs.

PROFESSIONAL HEALTHCARE

Good results across all three regions drove an increase in sales of 4.6% for the year. However, gross margins were effected significantly because of the difficulty in achieving price increases in this extremely competitive sector to recover higher latex costs.

Synthetic surgical glove sales continued to grow, and were up 10% on the previous year. The synthetic surgical glove range was expanded with the introduction of the new Derma Prene® PI glove, which is made from polyisoprene.

Examination glove sales increased 14%, including a 19% increase in synthetic glove sales. Latex cost pressures, however, led to lower margins in the examination glove segment. Some supply contracts in the USA were deliberately relinquished to preserve margins.

The strategies for the Professional Healthcare segment are:

•	Strive to recover latex cost increases through appropriate pricing.

•	The introduction of further new products, including synthetics, to upgrade the current range.

•	Market share recovery in the USA surgical glove sector.

•	Outsourcing rather than investing internally in new production capacity for commodity products.

ANSELL ANNUAL REVIEW 2006  |  7

Review of Operations continued

CONSUMER HEALTHCARE

Sales increased 7.5% over the previous year with a strong second half in retail condom sales, particularly in the major markets of France and the UK. Increased promotional expenditure in the intensely competitive USA retail market and higher latex costs contributed to a reduction in margins. Segment EBIT was also affected as a result of the Surat Thani plant being placed on detention by the USA Food and Drug Administration in respect of condoms shipped to the USA. The detention, which lasted five months, was lifted in January 2006.

The Company renewed its agreement with Freudenberg Household Products (FHP), our global household glove marketing partner/distributor, for a further five years and, in doing so, fortified our business growth foundation, particularly in vital continental European markets where FHP enjoys a strong market share in the major grocery trade.

The performance of the Suretex business, which provides condoms on a ‘private label’ basis to retailers and to government/global health institutions, was strong.

The expansion in China through the acquisition of 75% of Jissbon provides Ansell with a leading share position in the Chinese condom market and a basis to expand more broadly within China.

The Consumer Healthcare strategy has as its focus:

•	Recovering market share for condoms in the USA retail market.

•	New products, new packaging and brand and line extensions.

•	Utilisation of manufacturing capacity to supply condoms into the public sector and private label channels.

•	Expansion into new geographic regions and leveraging the Company’s brand strength globally.

SAFETY

Safety is at the forefront of Ansell’s culture. The Company recently signed the World Safety Declaration, a new industry-led initiative that has attracted leading companies from around the world. Signatories to the Declaration have agreed to report their successes and challenges in improving workplace safety in their companies at the 2008 World Congress on Safety and Health to be held in Seoul, South Korea.

Ansell’s strong safety culture continues to be reflected in our safety performance statistics. The lost time injury rate of 0.09 per 100 employees remained unchanged from the previous year, with 18 of the Group’s sites having completed one year or more without a lost time injury.

Days lost per employee of 2.03 per 100 employees, although low, were slightly above the 1.84 level of 2005. The frequency of medically treated injuries of 0.481 per 100 employees was an improvement of 12% on 2005.

The Company’s objective, on behalf of all of its employees, is to continue to promote safe behaviour and to correct unsafe acts and conditions before accidents occur.

8  |  ANSELL ANNUAL REVIEW 2006

The unprecedented escalation in the cost of natural rubber latex affected the Group’s EBIT by US$14 million in 2006. Latex prices are still at 20 year highs. June 2006 1.54 6.81 4.89 3.77 3.51 2.82 2.84 2.43 2.48 2.53 2.42 2.24 2.10 2.11 1.85 1.91 1.73 1.72 1.79 1.66 1.67 1.55 Source: Malaysian Rubber Board Statistics LATEX The unprecedented escalation in the cost of natural rubber latex during the 2006 financial year affected the Group’s EBIT by US$14 million. There has been some retraction since the end of the financial year, but, as at the date of this Report, latex prices are still high relative to historical levels. The extent to which each of the Group’s business segments is exposed to latex cost is illustrated opposite. LATEX COST EXPOSURE % OF SALES EXPOSED IMPACT ON MARGINS Occupational Healthcare 13 Minimal Professional Healthcare 79 • Exam gloves: Significant. Latex proportion of cost is high. Market is competitive. • Surgical gloves: Moderate. Latex is a lower proportion of cost. Product differentiation through synthetics. Consumer Healthcare 90 • Condoms: Low. Costs mostly in packaging and marketing. • Household gloves: Moderate in Consumer segment, but impact shared with global marketing partner. Total Group 48 47% of margins exposed. ANSELL ANNUAL REVIEW 2006 | 9 1 2 3 4 5 6 7 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 June Malaysian ’00 MYR (PER WET KG) June 2006

MANUFACTURING & PACKING FACILITIES SCIENCE & TECHNOLOGY SALES & MARKETING OFFICES 1 Salvarcar Mexico O 9 Bangalore India O P C CENTRAL FACILITIES 18 Brussels Belgium 2 Bermudez Mexico O 10 Aurangabad India C 15 Shah Alam Malaysia 19 Melbourne Australia 3 Dothan USA C 11 Colombo Sri Lanka O P 17 Clemson USA 20 Red Bank USA 4 Thomasville USA O 12 Surat Thani Thailand C SATELLITE FACILITIES 21 Paris France 5 Tarboro USA O 13 Bangkok Thailand O P C 22 Munich Germany 1 Salvarcar Mexico 6 Coshocton USA O 14 Kedah Malaysia O P C 23 Solihull UK 2 Bermudez Mexico 7 Tamworth UK C 15 Shah Alam Malaysia P 24 Shanghai China 8 Redditch UK 8 Redditch UK O 16 Melaka Malaysia P 25 Wuhan China 11 Colombo Sri Lanka 26 Tokyo Japan 12 Surat Thani Thailand 27 Cowansville Canada O = Occupational P = Professional C = Consumer 10 | ANSELL ANNUAL REVIEW 2006 1 2 3 17 4 5 20 27 6 7 23 18 8 21 22

1
2
3
17
4
5
6
27
20
7
23
8
18
21
22
10
9
11

MANUFACTURING & PACKING FACILITIES

O = Occupational
P = Professional
C = Consumer

SCIENCE & TECHNOLOGY

CENTRAL FACILITIES

15	Shah Alam	Malaysia
17	Clemson	USA

SATELLITE FACILITIES

1	Salvarcar	Mexico
2	Bermudez	Mexico
8	Redditch	UK
11	Colombo	Sri Lanka
12	Surat Thani	Thailand

SALES & MARKETING OFFICES

18	Brussels	Belgium
19	Melbourne	Australia
20	Red Bank	USA
21	Paris	France
22	Munich	Germany
23	Solihull	UK
24	Shanghai	China
25	Wuhan	China
26	Tokyo	Japan
27	Cowansville	Canada

10 | ANSELL ANNUAL REVIEW 2006

Global capabilities in marketing, manufacturing and product innovation Ansell may be perceived as unusual in its corporate structure. In reality, it is a unique and efficient operation across borders, cultures and time zones. Though listed on the Australian Stock Exchange, the Company is managed out of Red Bank, New Jersey, in the USA. With about 50% of revenues originating in the Americas, 35% in Europe and only 7% in Australia, managing the day-to-day operations from America provides the best result for both customers and shareholders. Our Australian listing keeps us in touch with our origins while providing all the capital resources the Company requires. A structure as diverse as our philosophy ANSELL’S PEOPLE Australia 72 Asia 8,875 Americas 539 Mexico 1,400 EMEA* 431 TOTAL EMPLOYEES 11,317 * Europe, Middle East and Africa ANSELL ANNUAL REVIEW 2006 | 11 26.24 26 13 12 15 14 16 19

Diversity – more than just a philosophy Diversity is an integral part of every facet of the Ansell business – it means more than just the diverse backgrounds, nationality, ages, religions or ethnicity of our 11,000 people employed in our facilities in 16 countries. Our diversity is reflected in such areas as the location and function of our manufacturing plants, the materials and sources of those materials used in our manufacturing processes, the products made in our plants, and the way we take those products to market. It is also seen in the hugely diverse range of customers, product applications, distribution channels and geographic markets across each of our business segments. Hand protection is required in most industrial and many service activities. Ansell’s Occupational business satisfies an enormous cross-section of hand, product protection and hygiene needs in applications as diverse as industrial assembly lines, food processing, chemical laboratories and semi-conductor fabrication. Our gloves are required to protect users from a wide range of exposures such as cuts and abrasions, heat and cold and hazardous chemicals. Ansell’s approach to hand protection is more than just the provision of single application solutions. Our customers are looking for efficiencies and productivity as well. Today’s gloves must also provide comfort and dexterity, tactility to allow the wearer to perform tasks involving fine motor coordination, endurance, value for money and style. Versatility is also becoming increasingly important to customers. Rather than having to select from a multitude of gloves each purpose specific, our customers and users are looking for fewer gloves with multi-functional versatility built in. The expertise that we gain as we work to satisfy the ever evolving requirements of our customers contributes strongly to our diversification into further new products, new market channels, new geographic markets and, therefore, new opportunities. Our ability to manage and capitalise on the diversity within our businesses is a strength of Ansell, and one of the foundations for our continuing success. 12 | ANSELL ANNUAL REVIEW 2006

Identifying better business When a company the size of Cargill Limited, one of Canada’s largest agricultural merchandisers and processors, requested a way to assess consumption of protective products across its operations, Ansell had the answer. Our GuardianSM program helped executives identify areas where better control could lead to lower spending, and after an intensive audit we were able to point out exactly where savings could be made to the tune of approximately 40%. Needless to say, Cargill was delighted with the findings, as was Ansell, having identified a new customer and a happy one at that. Walking the talk on compliance

Ansell’s Compliance Program has led to the Ansell Code of Conduct and many of the courses in our interactive compliance e-training initiative being available in seven languages. Information on all Ansell’s compliance resources is provided to employees in 14 languages, going a long way to achieving the Compliance Program’s goal of unifying employees globally. Wherever they are, whatever language they speak, Ansell employees know they are a part of the one team. New retail channels Recently, Ansell Europe has taken advantage of new distribution opportunities for its occupational glove range. With the newly developed ‘Pair-Pack’ concept, a range of Ansell’s most popular occupational gloves are being sold direct to end-users through specialised retail channels. The products are presented in consumer-friendly packaging and are displayed in-store on eye-catching merchandising stands. The new concept is being introduced throughout the EMEA region and is currently focusing on the automotive aftermarket, building and construction and the agriculture/viticulture segments. Diversification connects us to our customers ANSELL ANNUAL REVIEW 2006 | 13

New markets inspire new opportunities To build on its success, Ansell looks to new markets, new customers and new products. We have been actively venturing into new international markets, such as the establishment of our new occupational business, Ansell (Shanghai) Commercial and Trading Company Ltd, and the acquisition of a majority interest in Jissbon, a leading condom importer and distributor in China. Ansell’s diversification into China and the emerging markets of Russia, Poland, the Czech Republic, Hungary, Ukraine and Mexico is providing positive results for our customers and our shareholders. Ansell’s Chinese connection In February 2006, Ansell announced its entry into the China condom market through an agreement to acquire a 75% share of Jissbon. Jissbon has a youthful and energetic team and has demonstrated leadership in condom marketing initiatives in China over the past eight years. Jissbon boasts two major brands, Jissbon and SixSex, which together constitute a 10% share of the significant Chinese retail condom market – a market that continues to expand. Ansell plans to launch the LifeStyles™ brand into the top end of the Chinese market in the near future, further enhancing growth prospects. IT and a bit For 10 years, Ansell’s IT department has been building infrastructure for seamless 24/7 global service to support our diverse regional structure, customer base and product range. A common customer service system, common logistics system and common accounts package provide fast, consistent, real-time information across the entire organisation and to our customers. This consistency and speed was invaluable during our recent expansion into China with the Jissbon acquisition and the setting up of the new sales office in Shanghai, which required a coordinated effort from IT infrastructure staff around the world to establish crucial equipment, services and lines of communication. 14 | ANSELL ANNUAL REVIEW 2006

A high percentage relationship Back in the late 1990s, the Pemex Exploración y Producción division of PEMEX, the Mexican national oil company, converted to Ansell gloves from its ubiquitous PEMEX #3 leather gloves. The result was an 87% reduction in hand injuries and several millions of dollars in annual savings. This success has led to a strong ongoing relationship between Ansell and PEMEX, so when PEMEX launched a corporate safety program in 2005, Ansell was there to respond to its latest needs. We have successfully introduced HyFlex® CR+, a new generation glove combining ergonomic design and Intercept Technology®, and NitraSafe Hi-Viz, a Kevlar®-based product adapted to respond to the extreme conditions of PEMEX’s operations. A reduction in the number of hand injuries has already been documented, and the use of our gloves is now growing in all divisions of PEMEX, and amongst its 140,000 operators. Diversity Fast Facts Ansell’s European employees represent 31 nationalities speaking 24 languages. Slip into something more comfortable When surgeons and theatre nurses complained of skin irritation due to abrasive surgical scrubbing and the prolonged wearing of surgical gloves, Ansell developed a solution. Gammex® PF HydraSoft® is a high-performance surgical glove with built-in moisturiser to both rehydrate and soothe the skin. In addition, it is easy to don and boasts superior barrier protection. In its first year, Gammex® PF HydraSoft® has achieved significant inroads into overall surgical glove sales. The surgeon’s skin is the primary barrier. Now the surgeon’s secondary barrier is the surgical glove, moisturising the skin while providing premium barrier protection. The difference is Gammex® PF HydraSoft®. A sure fit operation Some surgical gowns today promote what is referred to as ‘cuff roll-down’, an undesirable slippage of surgical gloves during procedures. To help eradicate this annoyance, Ansell has developed Surefit™ technology and introduced it to its entire range of surgical gloves. Surefit™ uses a proprietary process that vastly increases the cuff’s ability to grip and hold while retaining excellent fit and comfort, puncture resistance and tactile sensitivity. Diversity creates the need, technology fulfils it ANSELL ANNUAL REVIEW 2006 | 15

The science of diversity Ansell’s Science & Technology (S&T) organisation benefits from a diversity that spans geographies, cultures, religions, technologies, and even time zones. Ansell S&T is well placed to put the benefit of that diversity to valuable use for our customers and shareholders. We have central laboratories located in Shah Alam (Malaysia) and Clemson (USA), as well as satellite application centres in Juarez (Mexico), Surat Thani (Thailand), Colombo (Sri Lanka) and Redditch (England). The common and linking threads are technology, quality and continuous improvement. Virtex™ is the first Ansell glove to feature our Aquadri™ sweat management system, with an ultra-thin polymer composite lining that absorbs four times as much moisture as ordinary cotton flock. Ansell S&T is organized around our business divisions and products, with core technical competencies in natural and synthetic rubber technology, rubber processing, functional coatings, fibres and knitting, analytical sciences and, most recently, a growing emphasis in biochemistry as we extend functional benefits to end-users, such as with surgical gloves and condoms. New product development is always a team effort at Ansell with contributions from S&T, marketing, manufacturing, regulatory and other critical functions in the supply chain. With the best grip performance available, AlphaTEC™ is a wonderful example of Ansell’s diversity in action. The core team that worked on the project was made up of seven nationalities across four continents. A gripping tale AlphaTEC™ is the first of a new generation of chemical resistant gloves with the revolutionary Ansell Grip Technology™. Wet or slippery objects require much less force to control courtesy of microscopic channels in the nitrile coating, enabling the liquid to move away from the grip surface. AlphaTEC™ employs a softer, more flexible nitrile polymer designed to improve glove flexibility, and has a seamless liner that provides greater wearer comfort. The result is reduced stress and fatigue and a lower risk of injury, all leading to higher productivity and employee satisfaction. With its improved glove ergonomics, AlphaTEC™ is a highly versatile and desirable glove ideal for a diverse range of industries, including chemical, printing, automotive, agriculture, mining and aerospace. 16 | ANSELL ANNUAL REVIEW 2006

PowerFlex®T°, our next generation cut resistant glove uses seamless knitting technology for improved comfort. The ‘crinkly finish’ latex coating provides a firm grip in both wet and dry applications while the back of the glove allows air to circulate and keep the hands cool. A natural alternative Ansell’s Malaysian manufacturing sites are reaping the benefits of a recent conversion from fossil fuels to natural gas with the Kedah, Shah Alam and Melaka plants now connected directly to the country’s network of pipelines. The conversion reduced costs by up to 40% at plant level, with major bottom line savings achieved for the three sites. The plants have also been cushioned from spiralling oil prices. Environmentally, natural gas is an extremely clean-burning fuel, with almost none of the harmful emissions that fuel oil pours into the atmosphere. This lower level of emissions virtually eliminates soot build-up on our boilers, improving efficiencies for both the machinery and the resource. With no end in sight for the escalation of world oil prices, Ansell’s Malaysian plants are saving money and helping the environment every day. British Chemist, Joseph Priestly, is credited with coming up with the name ‘rubber’ after he noticed that hardened tree sap could be used to ‘rub’ away pencil marks! Rubber, rubber everywhere Most of the natural rubber latex Ansell uses is derived from rubber trees grown in India, Thailand and Malaysia. Natural rubber varies by geography, weather and even time of season and the unique respective properties it delivers are reflected in our diverse range of products. Ansell also utilises synthetic rubber latex variants such as polyvinyl chloride (PVC), polychloroprene (Neoprene®), nitrile butadiene and polyisoprene. While these synthetic rubbers offer certain advantages over natural rubber, Neoprene® and nitrile gloves are generally viewed to be stiffer and less tactilely sensitive. Ansell’s new polyisoprene surgical glove Derma Prene® PI, however, offers users the combined benefits of both synthetic and natural rubbers. ChemTek™ is a new range of chemical-resistant gloves designed to provide the highest level of protection for handling hazardous materials in chemical processing and general manufacturing environments. Two-way benefits Ansell’s GuardianSM program has been aligned with the proven Six Sigma methodology to create a highly effective form of product and cost optimisation for our customers. In this financial year, GuardianSM identified several millions of dollars in cost savings for our customers and delivered very substantial incremental sales to Ansell. The GuardianSM program’s capabilities will be further expanded to find even more productivity improvements for customers and deliver even greater results for Ansell – not just in financial terms, but also in the forging of lasting customer relationships. Diversity in action ANSELL ANNUAL REVIEW 2006 | 17

A competitive edge Ansell believes that a diverse workforce offers us a competitive edge because to achieve success our decisions must be based on as wide a range of perspectives as possible. And when a Company has over 11,000 employees across 16 countries creating thousands of different products for just as many customers, diversity is more than a strategy – it’s a necessity. With diversity entrenched in our corporate strategy, Ansell aims to recruit, develop and retain the most highly skilled people from as many backgrounds as possible to support our growing businesses. In other words, as our market expands in size, our workforce expands in diversity. Highly cultured Our employees don’t just work within the Company culture – they must also work within the culture of their region, which may not be their native one. Ansell’s cultural diversity training helps bridge that gap. We see cultural awareness as being essential so that we can serve local markets well, run successful promotions, attract attention at trade shows, determine local needs and offer adequate solutions – in short, to be able to listen to our customers. The company and the individual Ansell is proud of its inclusive, open-minded culture and work environment. But we recognise that as important as it is to be part of a large and diverse corporate culture, it is also important to be an individual with individual talents. By valuing and respecting individual contributions within our overall diversity, employees gain a sense of pride and belonging and the Company benefits from differing perspectives, a stronger market focus and enhanced creativity and productivity. 18 | ANSELL ANNUAL REVIEW 2006

FINANCIAL INFORMATION

Board of Directors PETER BARNES, B.COM (HONS), MBA (MELB) AGE 63. RESIDES AUSTRALIA. Appointed Non-executive Director in October 2001 and Chairman in August 2005. Chairman of the Nomination, Remuneration and Evaluation Committee. Peter Barnes is a Director of News Corporation and Metcash Limited and is Chairman of Samuel Smith & Son Pty Limited. Peter Barnes brings to the Board experience in finance, marketing and general management in the international arena. His background includes a long career with Philip Morris International Inc. where he held several senior management positions in Australia and overseas, including Managing Director, Lindeman Holdings Ltd, and President, Asia Region, based in Hong Kong. The Board considers Peter Barnes to be an independent Director. DOUG TOUGH, MBA, BBA AGE 57. RESIDES USA. Managing Director and Chief Executive Officer since 1 July 2004. Prior to joining Ansell, Doug Tough spent 17 years with Cadbury Schweppes plc in a number of international and domestic leadership roles, including President and Chief Executive Officer of its largest division worldwide, Dr Pepper/ Seven Up, North America. Mr Tough has also had 12 years’ experience with Procter & Gamble in various sales and marketing assignments. He holds an MBA from the University of Western Ontario, Canada and a BBA from the University of Kentucky, USA. As an Executive Director, Doug Tough is not independent. GLENN BARNES, B.AG. SCI (MELB), CPM, FAMI, FAIM, FAICD, SF FIN, FRSA AGE 59. RESIDES AUSTRALIA. Appointed Non-executive Director in September 2005. Member of the Audit Committee. Glenn Barnes is Chairman of Baycorp Advantage Limited and a Director of Lion Nathan Limited. He also serves as Chairman, Director and council member of a number of not-for-profit and private interest companies, including the Reach Foundation and the Australian Institute of Company Directors. He was previously a Non-executive Director of Banksia Wines Limited, Repco Corporation Limited, National Foods Limited and a Council member of Monash University. Glenn Barnes commenced his management career with Unilever Limited and was involved in fast moving consumer goods, banking and financial services for over 30 years in Australia, and internationally including UK, USA, Republic of Ireland, Japan and China. Since retiring from executive roles in 2002, Mr Barnes has focused on governance and consulting. The Board considers Glenn Barnes to be an independent Director. 20 | ANSELL ANNUAL REVIEW 2006

RONNIE BELL, BA (STRATHCLYDE) AGE 56. RESIDES UK. Appointed Non-executive Director in August 2005. Member of the Nomination, Remuneration and Evaluation Committee. Ronnie Bell is a Director of Gallaher Group Plc, Northern Foods Plc and Edrington Group and is Chairman of the Milk Link Co-Operative. Mr Bell is an experienced international consumer industry executive with a background of over 30 years in highly competitive global branded products. He is a former President of Kraft Foods, Europe and served as Executive Vice President of Kraft Foods Inc. Mr Bell brings to the Board broad general management and marketing skills particularly in the European and North American markets. The Board considers Ronnie Bell to be an independent Director. DALE CRANDALL, MBA UC BERKELEY, CPA AGE 65. RESIDES USA. Appointed Non-executive Director in November 2002. Chairman of the Audit Committee. Dale Crandall is a Director of Union Bank of California, Covad Communications Group, BEA Systems Inc., Coventry Health Care Inc. and UGS Corp. He is also a Trustee of Dodge & Cox Mutual Funds. Mr Crandall has a background in accounting and finance and is a former Group Managing Partner for Southern California for Price Waterhouse. He was formerly President and Chief Operating Officer of Kaiser Foundation Health Plan and Hospitals in the USA. The Board considers Dale Crandall to be an independent Director. HERB ELLIOTT, AC, MBE, MA (CANTAB) AGE 68. RESIDES AUSTRALIA. Appointed Non-executive Director in February 2001. Member of the Audit and Nomination, Remuneration and Evaluation Committees. Herb Elliott was appointed Deputy Chairman of Fortescue Metals Group Limited in May 2005, having served as a Director of that company since October 2003. He is also Chairman of the Telstra Foundation Limited Mr Elliott has experience in marketing and general management, including an appointment as President and Chief Executive of North America for Puma, the sporting goods company. The Board considers Herb Elliott to be an independent Director. MARISSA PETERSON, MBA (HARVARD), B.SC (MECH) AGE 44. RESIDES USA Appointed Non-executive Director on 22 August 2006. Marissa Peterson is a Director of Supervalu Inc and Lucille Packard Children’s Hospital in California, and serves on the Board of Trustees of Kettering University. She was formerly a Director of Covisint Inc. and a member of both the Industry Executive Advisory Council of Stanford University’s Alliance for Innovative Manufacturing, and the US National Center for Women & Information Technology Executive Council. Mrs Peterson retired from executive roles in mid 2006, having spent the previous 18 years with Sun Microsystems in senior executive positions. She has extensive experience in supply chain management, manufacturing, supplier management and procurement, logistics and distribution, and services. The Board considers Marissa Peterson to be an independent Director. ANSELL ANNUAL REVIEW 2006 | 21

Three Year Summary

OF ANSELL LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED 30 JUNE

	2006 $M	2005(a) $M	2004 $M	2006 US$M	2005(a) US$M	2004 US$M
INCOME STATEMENT
Sales	1,138	1,081	1,113	849	812	792
Depreciation and amortisation	25	25	25	19	19	18
Operating EBIT (pre SPT)	138	146	131	103	110	94
Impairment of investment in South Pacific Tyres and sale costs	(5)	(80)	—	(4)	(61)	—
Goodwill amortisation	—	—	21	—	—	15
EBIT	133	66	110	99	49	79
Net financing costs	6	10	17	4	7	12
Income tax	8	—	20	6	—	15
Outside equity interests	3	2	2	2	2	2
Operating profit attributable	116	54	71	87	40	50
for six months to 30 June	65	—	37	49	—	26
for six months to 31 December	51	54	34	38	40	24

BALANCE SHEET
Cash – excluding restricted deposits(b)	311	219	308	230	167	212
Other current assets	427	393	441	316	301	304
Property, plant and equipment	196	195	228	145	149	157
Investments	—	59	141	—	45	97
Goodwill	185	161	176	141	123	121
Brand names	110	106	117	81	81	81
Other non-current assets	79	108	88	54	81	61

TOTAL ASSETS	1,308	1,241	1,499	967	947	1,033

Current payables	142	129	159	105	99	110
Current interest bearing liabilities	114	34	190	85	26	131
Other current liabilities	62	59	55	45	46	38
Non-current payables	1	1	3	1	1	2
Non-current interest bearing liabilities	276	331	236	204	252	163
Other non-current liabilities	59	63	44	44	48	30

TOTAL LIABILITIES	654	617	687	484	472	474

NET ASSETS	654	624	812	483	475	559

Issued capital	1,137	1,233	1,384	841	940	953
Reserves	(5)	(35)	(275)	(4)	(27)	(190)
Accumulated losses	(492)	(584)	(307)	(364)	(445)	(211)

ANSELL LIMITED SHAREHOLDERS’ EQUITY	640	614	802	473	468	552
Minority interests	14	9	10	10	7	7

TOTAL SHAREHOLDERS’ EQUITY	654	623	812	483	475	559

TOTAL FUNDS EMPLOYED(C)	733	769	930	542	586	641

SHARE INFORMATION
Basic earnings per share (cents)	73.4	32.5	39.1	54.8	24.0	27.9
Diluted earnings per share (cents)	72.7	32. 1	38.8	54.2	23.7	27.8
Dividends per share (cents)	21.0	17.0	13.0	—	—	—
Net assets per share ($)	4.3	3.9	4.6	3.2	3.0	3.2

GENERAL
Net cash from operating activities	132	153	179	98	115	127
Capital expenditure	17	14	14	12	11	10
Shareholders (no.)	40,295	44,690	55,235	na	na	na
Employees (no.)	11,317	11,059	11,530	na	na	na

RATIOS
Return on average shareholders’ equity (%)	17.7	8.7	8.8	NA	NA	NA
Operating EBIT return on funds employed (%)	18.1	19.0	14.1	NA	NA	NA
Operating EBIT margin (%)	11.7	13.5	12.0	NA	NA	NA
Ansell Healthcare average days working capital	79.5	84.6	79.8	NA	NA	NA
Interest cover (times)	26.9	17.7	9.5	NA	NA	NA
Net liabilities to shareholders’ equity (%)(d)	52	64	46	NA	NA	NA
Number of shares at 30 June (million)	152	160	176	NA	NA	NA

(a)	Restated for impact of transition to Australian equivalents to International Financial Reporting Standards (AIFRS).
(b)	Cash includes cash at bank and short-term deposits, but excludes restricted deposits that have been classified as other current assets.
(c)	Total funds employed equals total shareholders’ equity plus interest bearing liabilities less cash – excluding restricted deposits.
(d)	Net liabilities equals total liabilities less cash – excluding restricted deposits.

22  |  ANSELL ANNUAL REVIEW 2006

Corporate Governance

INTRODUCTION

In accordance with the Company’s Constitution and the Corporations Act, the Company operates through its Board of Directors and management.

The Board, which has authority for ultimate oversight of the Company, works under a set of well-established corporate governance policies and Charters. These policies are publicly available on the Company’s website, www.ansell.com. The Board regularly reviews and updates these policies and Charters to ensure that they remain in accordance with best practice. The Board is aware of, and has had regard to, developments in Australia and overseas in relation to corporate governance ‘best practice’.

This Report is divided into four sections:

•	the way in which the Board is formed;

•	the way in which the Board operates;

•	governance policies specific to the Board; and

•	governance policies adopted by the Board that apply generally throughout Ansell.

PART 1 – COMPOSITION OF THE BOARD

Relevant policies and charters (see www.ansell.com)	• Board Charter

Maintaining a balance of experience and skills is an important factor in Board composition. Details of the skills, experience and expertise of each Director are set out on pages 20 and 21.

The Board’s policy is that there should be a majority of independent, Non-executive Directors. This is a requirement embodied in the Company’s Constitution and the Board Charter, ensuring that all Board discussions or decisions have the benefit of predominantly outside views and experience, and that the majority of Directors are free from interests and influences that may create a conflict with their duty to the Company.

The requirement under the Constitution is for at least twice as many Non-executive Directors as Executive Directors. As an additional safeguard in preserving independence, there should be a separation of the roles of the Chairman and the Chief Executive Officer, and the Chairman should be an independent Non-executive Director.

The Board has adopted the definition of independence set out in the IFSA Blue Book (December 2002).* The Board has developed guidelines to determine materiality thresholds for the purposes of that definition. Broadly speaking, these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the Company.

The Company currently has seven Directors, one of whom is an Executive Director (the Chief Executive Officer who is also the Managing Director). All of the Non-executive Directors, including the Chairman, are considered to be ‘independent’.

BOARD REVIEW

The Board periodically conducts a formal review of its performance using a comprehensive and structured self-assessment approach based on the individual input and responses of Directors. The reviews include:

•	assessment and consideration of the effectiveness and composition of the Board;

•	an assessment of the performance of the Chief Executive Officer by the Non-executive Directors; and

•	assessing whether corporate governance principles are appropriate and reflect ‘good practice’.

Since the date of the last Report, the Board has conducted an assessment of its performance as outlined above and has also formally assessed the performance of the Chief Executive Officer.

BOARD ELECTION PROCESS

New Directors are nominated by the Board, as described below, and then stand for election at the next Annual General Meeting in order to be confirmed in office. Criteria for selection of new Non-executive Directors include a candidate’s personal qualities, professional and business experience, and availability and time to commit to all aspects of the Board’s program. All Directors other than the Managing Director are required to seek re-election at least once in every three years on a rotating basis. The performance of Directors seeking re-election is considered by the Board to enable it to make a recommendation to shareholders in relation to the Directors’ re-election.

APPOINTMENT TERMS

New Directors are provided with a letter of appointment setting out the terms of their appointment, including their powers, rights and obligations.

In order to ensure that the composition of the Board will change over time, the Board has a general policy that Non-executive Directors should not serve for a period exceeding 12 years, and that the Chairman should not serve in that role for more than 10 years.

However, the Board does not consider this length of tenure would necessarily compromise independence or interfere in a material way with a Director’s ability to act in the best interests of the Company. Should the situation arise, the Board would make an assessment regarding an individual Director’s ongoing service having regard for the length of service of all members of the Board and the mix of experience, skills and knowledge of the Board.

In order to ensure that Directors are able to fully discharge their duties to the Company, all Directors must consult with the Chairman of the Board and advise the Nomination, Remuneration and Evaluation Committee prior to accepting a position as a non-executive director of another company.

PART 2 – OPERATION OF THE BOARD

Relevant policies and charters (see www.ansell.com)	• Board Charter • Audit Committee Charter • Nomination, Remuneration and Evaluation Committee Charter

The Board has ultimate responsibility for setting policy regarding the business and affairs of the Company and its subsidiaries for the benefit of the shareholders and other stakeholders, and is accountable to shareholders for the performance of the Group.

The table on the following page summarises the Board’s main responsibilities and functions, which have been grouped into the following three areas:

•	strategy, planning and monitoring;

•	shareholder communication and compliance; and

•	risk management and internal controls.

*	Corporate Governance, A Guide for Fund Managers and Corporations – Blue Book, Investment and Financial Services Association, December 2002 (copy available at www.ifsa.com.au).

ANSELL ANNUAL REVIEW 2006  |  23

Corporate Governance continued

	STRATEGY, PLANNING AND MONITORING	SHAREHOLDER COMMUNICATION AND COMPLIANCE	RISK MANAGEMENT AND INTERNAL CONTROLS

Approving...

•      corporate strategies, budgets, plans and policies

•      appointment of the Chief Executive Officer and other members of the senior management team

•      the remuneration package for the Chief Executive Officer

•      the remuneration policy applicable to the senior executives of the Group

•      the remuneration policy applicable to Non-executive Directors

		• procedures to ensure compliance with applicable laws, regulations, accounting standards, ethical standards and business practices • shareholder communication strategies	• the Company’s risk management framework and internal compliance and controls systems

Reviewing and monitoring...	• implementation of corporate strategies, budgets, plans and policies • financial and business results (including the audit process) in order to understand the financial position of the Group	• implementation of compliance procedures • timeliness and accuracy of information provided to shareholders and the financial market

•      implementation of risk management framework and internal compliance and controls systems

•      the Company’s wider risk management profile

•      internal processes for determining, monitoring and assessing key risk areas

Evaluating...	• performance against corporate strategies, budgets, plans and policies • the performance of the Chief Executive Officer and other members of the senior management team	• the effectiveness of reporting procedures and mechanisms • whether adequate, accurate and timely information is provided to shareholders and the financial market	• the process for assessing the effectiveness of risk management practices

In carrying out its duties, the Board meets formally at least six times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees, which assist the full Board in examining particular areas or issues.

The Board delegates management of the Company’s resources to the executive team under the leadership of the Chief Executive Officer, to deliver the strategic direction and achieve the goals determined by the Board. Any powers not specifically reserved for the Board have been delegated to the executive team.

The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the Company’s Constitution and the law.

BOARD COMMITTEES

The Board has established two standing Committees, being the:

•	Audit Committee; and

•	Nomination, Remuneration and Evaluation Committee.

Each Committee operates under a specific Charter, which is reviewed periodically by the Board. The Board also delegates specific functions to ad hoc Committees of Directors on an ‘as needs’ basis. The powers delegated to these Committees are set out in Board resolutions.

Further details regarding the two standing Committees are set out in the table opposite.

24  |  ANSELL ANNUAL REVIEW 2006

	AUDIT COMMITTEE	NOMINATION, REMUNERATION AND EVALUATION COMMITTEE

Members	L D Crandall (Chair from 9 August 2005) G L L Barnes (from 17 November 2005) P L Barnes (Chair and member until 8 August 2005) H J Elliott	P L Barnes (Chair from 9 August 2005) Dr E D Tweddell (Chair and member until 4 August 2005) R J S Bell (from 9 August 2005) M J McConnell (until 5 September 2005) H J Elliott (from 5 September 2005)

Composition

Committee members are required to:

•      be independent, Non-executive Directors (minimum of three required)

•      be financially literate

•      possess sufficient financial expertise and knowledge of the industry in which Ansell operates

The Committee is required to: • comprise a majority of independent, Non-executive Directors (minimum of three required)

Functions

Reviewing:

•      financial statements

•      adequacy of financial controls

•      annual audit arrangements (internal and external)

•      activities of internal and external auditors

•      independence and remuneration of external auditor

•      processes for identifying, managing and reporting business risk

Advising Board on:

•      appointment, removal and remuneration of external auditor

•      independence of external auditor

•      financial reporting controls and systems, including their adequacy

•      national and international Accounting Standards

•      applicable Company policies, regulatory and statutory requirements

Reviewing:

•      the structure and performance of the Board, the Committees and individual Directors (and to recommend changes where required)

Establishing

•      policies and criteria for Non-executive Director selection, and identifying suitable candidates for appointment

Advising Board on:

•      succession planning

•      remuneration of Chief Executive Officer

•      senior executive remuneration policy (including incentive plans, equity awards, retirement payments and service contracts)

Attendance	Details regarding attendance at Committee meetings during the year are set out on the following page	Details regarding attendance at Committee meetings during the year are set out on the following page

Consultation	Company officers and the principal external audit partner attend Committee meetings to provide reports and/or guidance

As required, the Committee may engage independent professional advisers to:

•      assist in identifying high-calibre Directors and executives

•      advise on whether the Company’s employment policies and practices, including terms and conditions, are competitive and consistent with those offered by comparable companies

The Committee may also request information from management where appropriate

ANSELL ANNUAL REVIEW 2006  |  25

Corporate Governance continued

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2006

	BOARD		AUDIT		NOMINATION, REMUNERATION AND EVALUATION
	HELD	ATTENDED	HELD	ATTENDED	HELD	ATTENDED
P L Barnes	8	8	1	1	7	7
G L L Barnes	7	7	3	3
R J S Bell	8	8			7	6
L D Crandall	8	8	4	4
H J Elliott	8	7	4	4	7	6
M J McConnell	3	3			1	1
D D Tough	8	8

Held – Indicates the number of meetings held while each Director was a member of the Board or Committee.

Attended – Indicates the number of meetings attended during the period that each Director was a member of the Board or Committee.

A meeting of a special Board Committee comprising P L Barnes and R J S Bell was convened on 17 August 2005 in relation to the review and lodgement of the 2005 Full Year Results announcement. A meeting of a special Board Committee comprising P L Barnes and H J Elliott was convened on 23 September 2005 in relation to the signing of the accounts for the year ended 30 June 2005. A special Board Committee comprising P L Barnes and D D Tough was convened on 15 February 2006 in relation to the review and lodgement of the Half-Year Results announcement, Reports and financial statements for the six months ended 31 December 2005. Two of the meetings of the Nomination, Remuneration and Evaluation Committee were attended by all Directors. Audit Committee meetings were generally also attended by all other Directors.

PART 3 – GOVERNANCE POLICIES APPLICABLE TO THE BOARD

Relevant policies and charters (see www.ansell.com)	• Share Trading Policy • Code of Conduct

REMUNERATION

Full details of the remuneration paid to Non-executive and Executive Directors and the Company’s senior executives are set out in the Remuneration Report on pages 32 to 41.

DEALING IN SHARES

Subject to the restriction that persons may not deal in any securities when they are in possession of price-sensitive information, Directors and employees generally may only buy or sell Ansell shares in the period immediately following any price-sensitive announcements, including the half-year and full year results and the Annual General Meeting. At other times, Directors dealing in Ansell shares must obtain prior approval from the Chairman.

CONFLICT OF INTEREST

In order to ensure that any ‘interests’ of a Director in a particular matter to be considered by the Board are brought to the attention of each Director, the Company has developed protocols, consistent with obligations imposed by the Corporations Act and the Listing Rules, to require each Director to disclose any contracts, offices held, interests in transactions, contracts and other directorships which may involve any potential conflict. Appropriate procedures have been adopted to ensure that, where the possibility of a material conflict arises, relevant information is not provided to the Director, and the Director does not participate in discussion on the particular issue or vote in respect of the matter at the meeting where the matter is considered.

EXTERNAL ADVICE

Any Director can seek independent professional advice at the Company’s expense in the furtherance of his or her duties, subject to prior discussion with the Chairman. If this occurs, the Chairman must notify the other Directors of the approach, with any resulting advice received to be generally circulated to all Directors.

INDUCTION AND ONGOING EDUCATION

New Directors participate in an induction program which covers the operation of the Board and its Committees, and the Company’s financial, strategic, operational and risk management positions.

Directors also participate in management presentations and analysis to ensure that they are kept up-to-date with developments in the industry, and to enable them to discharge their duties.

It is the Company’s practice for Directors to visit some of the Company’s facilities in each year. During the 2006 financial year, Board meetings were held in conjunction with visits to the Group’s operating head office in Red Bank, New Jersey, and its European regional headquarters in Brussels. Some Directors also visited a number of the Company’s manufacturing locations in South-east Asia and Mexico.

PART 4 – GOVERNANCE POLICIES OF GENERAL APPLICATION THROUGHOUT ANSELL

Relevant policies and charters	• Code of Conduct
(see www.ansell.com)	• Continuous Disclosure Policy • Risk Management Policy

CODE OF CONDUCT

The Company is committed to upholding the highest legal, moral and ethical standards in all of its corporate activities and has adopted a Code of Conduct consisting of both a Statement of Guiding Principles and Policies on Business Conduct, which aim to strengthen its ethical climate and provide basic guidelines for situations in which ethical issues arise. The Code of Conduct is available on the Company’s website, www.ansell.com.

The Code of Conduct applies to Directors, executives, management and employees, sets high standards for ethical behaviour and business practice beyond complying with the law, and is based on guiding principles whereby the Company:

•	strives to uphold high ethical standards in all corporate activities;

•	is committed to competing lawfully, fairly and ethically in the marketplace, consistent with its aim of providing quality products to its customers;

•	is committed to pursuing sound growth and earnings goals, by operating in the best interests of the Company and shareholders;

26  |  ANSELL ANNUAL REVIEW 2006

•	strives to treat all employees and applicants with fairness, honesty and respect;

•	expects all employees to work together for the common good and to avoid placing themselves in a position that is in conflict with the interests of the Company;

•	is committed to good corporate citizenship and participating actively in and improving the communities in which the Company does business; and

•	expects all employees to conduct themselves in accordance with the guiding principles.

It is the Company’s policy to comply with the letter and spirit of all applicable laws and no Director, officer, executive or manager has authority to violate any law or to direct another employee or any other person to violate any law on behalf of the Company. Assistance is available to clarify whether particular laws apply and how they may be interpreted.

The Code of Conduct also sets out the Company’s policies in respect of ethical issues such as conflicts of interest, social accountability and fair dealing.

The Company’s ethical practices and procedures are reviewed regularly, and processes are in place to promote and communicate these policies within the Company. Employees and Directors are required to participate in compliance training programs to ensure that they remain up to date regarding relevant legal and industry developments, as well as ethical practices. During the year computer-based courses, including courses relating to financial integrity, competition and antitrust, respect and responsibility, e-compliance and intellectual property, were implemented across the organisation globally.

EXTERNAL AUDIT

It is Board policy that the lead external audit partner and review partner are each rotated periodically. The Board has adopted a policy in relation to the provision of non-audit services by the Company’s external auditor that is based on the principle that work that may detract from the external auditor’s independence and impartiality, or be perceived as doing so, should not be carried out by the external auditor. Details of the amounts paid to the external auditor for non-audit services performed during the year are set out in the Report of the Directors on page 31. The Company’s external auditor has also confirmed its independence to the Directors in accordance with applicable laws and standards as set out in the Report of the Directors.

RISK MANAGEMENT

Ansell places a high priority on risk identification and management throughout all its operations and has processes in place to review their adequacy.

The Company’s risk management practices include:

•	a comprehensive risk control program that includes property protection and health, safety and environmental audits using underwriters, self-audits, and engineering and professional advisers; and

•	a process to identify and measure business risk.

The diagram below sets out division of risk management functions and responsibilities within the Company.

DIVISION OF RISK MANAGEMENT FUNCTIONS

ANSELL ANNUAL REVIEW 2006  |  27

Corporate Governance continued

MANAGEMENT ASSURANCE

In accordance with the Company’s system of internal sign-offs, the Chief Executive Officer and Chief Financial Officer have provided assurances to the Board that, having made appropriate enquiries, they have formed the opinion that:

•	the financial records of the Company and its subsidiaries are maintained in accordance with the Corporations Act;

•	the Financial Report for the year ended 30 June 2006 has been prepared in accordance with the relevant Accounting Standards and gives a true and fair view, in all material respects, of the financial position and performance of the Company and its subsidiaries; and

•	the assurance given above is based on a sound system of risk management and internal compliance and control which, in all material respects, is:

•	consistent with the policies adopted by the Board; and

•	operating effectively and efficiently.

DISCLOSURE TO INVESTORS

The Company has implemented procedures to ensure that it provides relevant and timely information to its shareholders and to the broader investment community, in accordance with its obligations under the ASX continuous disclosure regime.

In addition to the Company’s obligations to disclose information to the ASX and to distribute information to shareholders, the Company publishes annual and half-year reports, media releases, and other investor relations publications on its website.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and discussion of the Group’s strategy and goals. The external auditor attends the Annual General Meeting to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report.

28  |  ANSELL ANNUAL REVIEW 2006

Report of the Directors

This Report by the Directors of Ansell Limited (‘the Company’) is made for the year ended 30 June 2006. The information set out below is to be read in conjunction with the:

•	Review of Operations appearing on pages 6 to 8 of this Annual Review (‘Review’);

•	Remuneration Report appearing on pages 32 to 41 of this Review; and

•	Notes 22 and 25 to the financial statements contained in the Financial Report 2006.

DIRECTORS AND SECRETARY

The names and details of each person who has been a Director of the Company during or since the end of the financial year are:

•	Peter L Barnes (Chairman)

•	Douglas D Tough (Managing Director and Chief Executive Officer)

•	Glenn L L Barnes

•	Ronald J S Bell

•	L Dale Crandall

•	Herbert J Elliott

•	Marissa T Peterson (appointed 22 August 2006)

•	Michael J McConnell (resigned 17 November 2005)

•	Stanley P Gold (alternate to M J McConnell, resigned 17 November 2005)

•	Edward D Tweddell (until 4 August 2005)

Particulars of the qualifications, experience and special responsibilities of each Director as at the date of this Report, and of their other directorships, are set out on pages 20 and 21.

Details of meetings of the Company’s Directors (including meetings of Committees of Directors) and each Director’s attendance are also set out in the Corporate Governance Statement, on page 26. As described on pages 24 and 25 of this Review, the Board has established an Audit Committee and a Nomination, Remuneration and Evaluation Committee.

The Company Secretary is Robert Bartlett, Dip Com, FCPA, MAICD, who was appointed to that position in 2001. Mr Bartlett joined the Company in 1965 and has an accounting, finance and general management background. He has held senior finance and general management positions in the Corporate Head Office as well as in operating business units of the Company in Australia and overseas.

PRINCIPAL ACTIVITIES

The activities of the Ansell group of companies (‘the Group’) principally involve the development, manufacturing and sourcing, distribution and sale of gloves and protective products in the Professional Healthcare, Occupational Healthcare and Consumer Healthcare global markets.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

The Company sold its investment in the South Pacific Tyres partnership in Australia and joint venture in New Zealand for $122 million in January 2006, acquired a 75% interest in Wuhan Jissbon Sanitary Products Company Ltd, a Chinese condom distributor, in March 2006, and established a new trading entity, Ansell (Shanghai) Commercial and Trading Company Limited to facilitate the sale in China of the Company’s products in the Occupational Healthcare sector.

Movements in the share capital of the Company are detailed below, while other changes in the state of affairs of the Group are referred to in the Chairman and Chief Executive Officer’s review on pages 2 to 5, and the Review of Operations section on pages 6 to 8 of this Review.

DIVIDENDS AND SHARE BUY-BACK

An interim cash dividend of 9 cents per share (unfranked) was paid in respect of the half-year ended 31 December 2005. A final dividend of 12 cents per share (unfranked) in respect of the year ended 30 June 2006 is payable on 5 October 2006 to shareholders registered on 14 September 2006. These dividends were paid out of Ansell Limited’s Profit Attributable of $116.1 million.

The Company bought back shares during the year as follows:

•	420,000 shares bought back in July 2005 at a cost of $4,311,738 to offset the dilutive effect of new shares issued upon vesting of performance share rights pursuant to the Company’s Stock Incentive Plan.

•	500,000 shares bought back in August 2005 at a cost of $5,391,668 to offset the dilutive effect of new shares issued upon exercise of options pursuant to the Company’s Stock Incentive Plan.

•	On 16 December 2005, the Company announced its intention to conduct an on-market buy-back of shares with a value up to $100 million over the ensuing 12 months. As at 30 June 2006, the Company had bought back 8,457,084 shares at a cost of $92,953,271. The on-market buy-back program was completed on 11 August 2006, with 9,301,502 shares bought back at a cost of $99,994,235.

•	The Company implemented two minimum holding buy-back offers resulting in 17,869 shares being bought back at a cost of $184,984.

Details of unissued shares under option at the date of this Report and shares issued during or since the end of the financial year as a result of the exercise of options are set out in Note 4 to the financial statements contained in the Financial Report 2006.

As the Company has bought back over 9 million shares over the past 12 months and, on 24 August 2006, announced its intention to buy back up to a further 5.7 million shares as part of its ongoing capital management program, shareholders will be asked at the 2006 Annual General Meeting to refresh the Company’s ability to buy back up to a further 10 per cent of its issued shares during the period from completion of the 5.7 million share buy-back to the date of the 2007 Annual General Meeting.

ANSELL ANNUAL REVIEW 2006  |  29

Report of the Directors continued

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

The relevant interests of each Director in the share capital of the Company as at the date of this Report, as notified to the Australian Stock Exchange Limited pursuant to the Listing Rules and section 205G of the Corporations Act 2001, were:

	1	2
P L Barnes	14,545
G L L Barnes	8,658
R J S Bell	746
L D Crandall	9,862
H J Elliott	10,730
M T Peterson	Nil
D D Tough	43,318	640,041

1.	Beneficially held in own name, or in the name of a trust, nominee company or private company.
2.	Beneficial, Executive Share Options (525,000) and Performance Share Rights (PSRs) (115,041). These were granted upon Mr Tough’s appointment in May 2004. Full details in relation to the Options and PSRs are set out on pages 36 to 38.

PERFORMANCE IN RELATION TO ENVIRONMENTAL REGULATIONS

Group entities are subject to environmental regulation in the jurisdictions in which they operate. The Group has risk management programs in place to address the requirements of the various regulations.

From time to time, Group entities receive notices from relevant authorities pursuant to local environmental legislation. On receiving such notices, the Group evaluates potential remediation or other options, associated costs relating to the matters raised and, where appropriate, makes provision for such costs.

The Directors are not aware of any material breaches of Australian or international environmental regulations during the year.

The Board has reviewed a comprehensive analysis of the Group’s environmental policies and practices and believes that any outstanding environmental issues are well understood and are being actively managed. At the date of this Report, any costs associated with remediation or changes to comply with regulations in the jurisdictions in which Group entities operate are not considered material.

EVENTS AFTER BALANCE DATE

Since the end of the financial year there have been no matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent financial years.

LIKELY DEVELOPMENTS

Likely developments in the operations of the Group are referred to in the Chairman and Chief Executive Officer’s review and Review of Operations. In the opinion of the Directors, it would be likely to result in unreasonable prejudice to the Group if further information were to be included.

INDEMNITY

Upon their appointment to the Board, each Director enters into a Deed of Access, Indemnity and Insurance. These Deeds provide for indemnification of the Directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

Since the date of the previous Report of the Directors, Mrs Marissa Peterson, upon her appointment to the Board on 22 August 2006, entered into a Deed on the same terms as those entered into by each Non-executive Director.

No Director or officer of the Company have received the benefit of an indemnity from the Company during or since the end of the year.

Rule 61 of the Company’s Constitution also provides an indemnity in favour of officers (including the Directors and Company Secretary) of the Company against liabilities incurred while acting as such officers to the extent permitted by law. In accordance with the powers set out in the Constitution, the Company maintains a Directors’ and officers’ insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or the policy can be disclosed.

AUDITOR INDEPENDENCE

The Directors received the Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001, as follows:

To: The Directors of Ansell Limited,

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

(i)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the audit

KPMG	Peter Jovic
Partner
Melbourne
5 September 2006

30  |  ANSELL ANNUAL REVIEW 2006

NON-AUDIT SERVICES

During the year the Company’s auditor, KPMG was paid the following amounts in relation to non-audit services provided by KPMG:

• Taxation Services	$58,045
• Assurance Services	$89,194

The Directors are satisfied, based on the advice of the Audit Committee, that the provision of the non-audit services detailed above by KPMG during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act.

The reasons for forming this opinion are:

•	The taxation services related predominantly to compliance matters in connection with statutory lodgments.

•	The assurance services related predominantly to the audit of pension plans in the USA and compliance matters in connection with statutory lodgments.

ROUNDING

Ansell Limited is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 (as in force on 30 June 2006) and, unless otherwise shown, amounts in this Report have been rounded off to the nearest one hundred thousand dollars.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

P L Barnes	D D Tough
Director	Director
Dated in Melbourne this 5th day of September 2006.

ANSELL ANNUAL REVIEW 2006  |  31

Remuneration Report

The Directors of Ansell Limited present the Remuneration Report prepared in accordance with section 300A of the Corporations Act for the Company and the consolidated entity for the year ended 30 June 2006. This Report forms part of the Report of the Directors.

TABLE 1 – OVERVIEW OF ELEMENTS OF REMUNERATION

		DIRECTORS
	ELEMENTS OF REMUNERATION	NON-EXECUTIVE	EXECUTIVE	KEY MANAGEMENT PERSONNEL	DISCUSSION IN REMUNERATION REPORT (PAGE)
Fixed remuneration	Fees	✓	×	×	33
	Salary	×	✓	✓	34
	Superannuation	✓	✓	✓	33, 34
	Other benefits	✓	✓	✓	34, 40
At-risk remuneration	Annual cash bonus	×	✓	✓	35
	Long-term incentive	×	✓	✓	36–38
Post-employment	Notice periods and termination payments	×	✓	✓	39–40

Details of the Company’s remuneration strategy for the 2006 financial year are set out on the following pages of this Report. In summary:

Non-executive Directors

•	The fees paid are set at levels which reflect the responsibilities of Directors and the time commitments required to properly discharge their duties. The fees paid to Non-executive Directors are not linked to the performance of the Company in order to maintain their independence and impartiality.

•	The Non-executive Directors’ Share Plan is a facility requiring Directors to buy shares on the ASX at market value out of their after-tax fees. It has no incentive component.

•	Non-executive Directors are also required to obtain and maintain a minimum shareholding of Ansell shares equal to at least one year’s fees.

Chief Executive Officer and Senior Executives

•	Remuneration for the executive team is set to attract, retain, motivate and reward appropriately qualified and experienced senior executives.

•	Executive remuneration comprises both fixed and performance-related components, and is tailored to reflect market conditions at each job and seniority level applicable in the countries in which the executives are located.

KEY MANAGEMENT PERSONNEL

For the purposes of this Report and as required by AASB 124, the Board has determined that, in addition to the Non-executive Directors listed on page 29, the key management personnel (being those persons with authority and responsibility for planning, directing and controlling the activities of the Group) of the Group comprise the Chief Executive Officer, three executives employed within the Company’s operating head office, and the heads of the Company’s three regional businesses (Key Management Personnel). Details of the Key Management Personnel are set out on page 34.

Review of Executive Remuneration Strategy

During the 2006 financial year, the Company commissioned a full and independent review of its executive remuneration strategy. Further to this review, a realigned strategy will be implemented, commencing in the 2007 financial year. The revised strategy includes a new long term incentive plan, an outline of which can be found on page 41 of this Report and in the section of the Explanatory Notes to the Notice of Meeting as it relates to the equity component of the Managing Director and Chief Executive Officer’s remuneration.

This Report is signed in accordance with a resolution of the Nomination, Remuneration and Evaluation Committee at its meeting on 4 September 2006.

Peter L Barnes

Chairman of Nomination, Remuneration and Evaluation Committee

32  |  ANSELL ANNUAL REVIEW 2006

SECTION 1

NON-EXECUTIVE DIRECTORS’ REMUNERATION

A. POLICY

In order to maintain impartiality and independence, Non-executive Director remuneration is not linked to performance.

DIRECTORS’ FEES

Non-executive Directors’ fees, including committee fees, are set by the Board within the maximum annual aggregate amount of $750,000, which was approved by shareholders in 1989. The fees paid to Directors are set at levels which reflect both the responsibilities of, and the time commitments required from each Director to discharge their duties. In order to maintain their independence and impartiality, the remuneration of the Non-executive Directors is not linked to the performance of the Company. In setting fee levels, the Nomination, Remuneration and Evaluation Committee, which makes recommendations to the Board, takes into account:

•	the Company’s existing remuneration policies;

•	fees paid by relevant comparable companies;

•	independent advice from remuneration consultants and other external advisers;

•	the time commitment expected of Directors and the risks connected with discharging the duties attaching to the role of Director; and

•	the level of remuneration necessary to attract and retain suitable Directors.

Details of the membership of the Nomination, Remuneration and Evaluation Committee and its responsibilities are set out in the Corporate Governance Statement on page 25.

The Board periodically reviews its approach to Non-executive Director remuneration to ensure it remains in line with general industry practice and best practice principles of corporate governance. The Board conducted such a review during the 2006 financial year and concluded that no adjustment to current fee levels was required in respect of the coming financial year.

The current Board fee payable to Non-executive Directors is $82,500 per annum. Committee fees are set at 10% of the Board fee. The Board Chair fee is set at 2.5 times the Board fee, while the fees for the Chair of the Audit and Nomination, Remuneration and Evaluation Committees are set at 2 times and 1.25 times the Committee fee, respectively.

Superannuation contributions are also made on behalf of the Non-executive Directors at a rate of 9%, which satisfies the Company’s statutory superannuation obligations.

In accordance with rule 35 of the Constitution, Non-executive Directors are permitted to be paid additional fees for special duties or exertions. Such fees are not included in the aggregate remuneration cap approved by shareholders. No such fees were paid during the year. Directors are also entitled to be reimbursed for all business related expenses, including travel, as may be incurred in the discharge of their duties.

Shareholders will be asked at the Company’s 2006 Annual General Meeting to approve an increase to $900,000 in the maximum aggregate fees that may be paid to Non-executive Directors. The Board does not currently intend to increase Non-executive Directors’ annual fees, however, it wishes to have the flexibility to increase the size of the Board and to adjust fees in line with market practice as appropriate in future years.

NON-EXECUTIVE DIRECTORS’ SHARE PLAN

In recognising that ownership of Company shares aligns Directors’ interests with those of shareholders, the Company operates a Non-executive Directors’ Share Plan. Under the terms of the Plan, a copy of which is available on the Company’s website at www.ansell.com, Non-executive Directors are required to reinvest a minimum of 10% of their gross annual fees in acquiring shares in the Company until their shareholding is equal to at least one year’s fees. The Plan rules permit Non-executive Directors to elect to apply up to 100% of their fees towards acquiring shares. These shares, which are purchased quarterly on the ASX at prevailing market prices, are registered in the name of the Director, but are subject to a restriction on dealing until the Director ceases to hold office.

The Non-executive Directors’ Share Plan is not a performance-based share plan, nor is it intended as an incentive component of Non-executive Director remuneration.

TABLE 2 – NUMBER OF SHARES ACQUIRED BY NON-EXECUTIVE DIRECTORS IN THE 2006 FINANCIAL YEAR (UNAUDITED).

P L Barnes	1,906
G L L Barnes	658
R J S Bell	746
L D Crandall	899
H J Elliott	899
M J McConnell	960

Shares were purchased on behalf of each Director in September 2005 (at $11.21 per share), December 2005 (at $11.13 per share), March 2006 (at $11.89 per share) and June 2006 (at $9.41 per share).

RETIREMENT BENEFITS

Consistent with best practice, the Company does not pay Non-executive Director retirement benefits in addition to statutorily prescribed superannuation contributions.

ANSELL ANNUAL REVIEW 2006  |  33

Remuneration Report continued

B. REMUNERATION

Details of Non-executive Directors’ remuneration for the 2006 financial year are set out in the following table.

TABLE 3 - REMUNERATION OF NON-EXECUTIVE DIRECTORS

	SHORT TERM		POST EMPLOYMENT	TOTAL
	FEES $	NON-MONETARY BENEFITS $	SUPERANNUATION CONTRIBUTIONS (1) $	$
P L Barnes	206,879		18,707	225,586
G L L Barnes	77,715		—	77,715
R J S Bell	85,736		2,928	88,664
L D Crandall	98,145		8,833	106,978
H J Elliott	97,538	11,774	8,778	118,090
M J McConnell (2)	32,827		2,954	35,781
E D Tweddell (3)	21,484		1,934	23,418

(1)	Contributions are made on a notional basis upon the advice of the Trustee, as the Company’s superannuation fund is currently in surplus.
(2)	Ceased as a Director on 17 November 2005.
(3)	Ceased as a Director on 4 August 2005.

The total remuneration for all Directors for the 2006 and 2005 financial years is detailed in Note 25 to the financial statements contained in the Financial Report 2006.

SECTION 2

EXECUTIVE DIRECTOR AND SENIOR EXECUTIVE REMUNERATION

The names of the Key Management Personnel are listed below. This group of executives also incorporates the five highest remunerated executives of the Group:

•	Douglas D Tough – Managing Director & Chief Executive Officer (CEO)

•	Phil W Corke – Senior Vice President, Human Resources and Communications

•	Werner Heintz – Senior Vice President & Regional Director, Europe, Middle East and Africa

•	Rustom F Jilla – Senior Vice President & Chief Financial Officer (CFO)

•	Neil R O’Donnell – Senior Vice President & Regional Director, Asia Pacific

•	William Reed – Senior Vice President & Regional Director, Americas

•	William G Reilly – Senior Vice President & General Counsel

Each of the executives mentioned above, except for Mr O’Donnell and Mr Heintz, are located at the Company’s operational headquarters in Red Bank, New Jersey, USA. Mr O’Donnell is located at the Company’s Asia Pacific regional office in Melbourne, Australia, and Mr Heintz is located at the Company’s European regional office in Brussels, Belgium. Their remuneration is determined by reference to the local employment market and conditions, and they are paid in local currency.

A. POLICY

To link management rewards to the creation of value for shareholders.

The remuneration policy applicable to senior executives and the Company Secretary during the 2006 financial year had the objectives of:

(a)	aligning management rewards with the creation of value for shareholders thereby establishing a common interest between executives and shareholders;

(b)	supporting the short- and long-term objectives of the Company as set out in the strategic business plans endorsed by the Board; and

(c)	achieving a balance between fixed and performance-related components of remuneration that reflects market conditions at each job and seniority level.

The current approach to executive remuneration was introduced in 2002. At that time, the Board of the restructured Ansell Limited announced specific objectives for the following three years. Having undertaken to deliver strong and consistent growth in earnings before interest, tax and amortisation of the Ansell Healthcare business (Segment EBITA), the Board implemented executive remuneration strategies that were designed to motivate executives to ensure the Company’s success in achieving the annual EBITA targets that had been set.

A discussion of the correlation between the Company’s performance and executive remuneration over the 2003 to 2006 financial years appears on page 39.

B. COMPONENTS OF REMUNERATION

I. FIXED REMUNERATION

The remuneration packages of senior executives (including the CEO) comprise both a fixed component and a performance-related component. In general, between 50% and 70% of the total remuneration packages for the CEO and senior management is performance related.

The fixed component, which is expressed in local currency, is set at the mid point of the market rate for a comparable role by reference to appropriate benchmark information and having regard to an individual’s responsibilities, performance, qualifications, experience and location. Executive management salaries are also benchmarked against global salary and grade data supplied by Watson Wyatt, and internal equity is monitored using a global broad band grading system.

Fixed remuneration includes contributions to superannuation and pension plans in accordance with relevant legislation or as contractually required.

34  |  ANSELL ANNUAL REVIEW 2006

II. AT-RISK REMUNERATION

Annual cash incentive

The annual short-term incentive program (STI) is a cash-based plan that involves linking specific targets with the opportunity to earn incentives based on a percentage of fixed salary. In relation to members of the senior executive team, this generally comprises an amount equal to between 30% and 45% (75% for the CEO) of their fixed annual remuneration for target performance and up to an amount equal to between 60% and 90% (150% for the CEO) of their fixed annual remuneration for performance that is well in excess of target performance.

Performance measures for 2006 were based on annual growth in sales revenue (Sales) and Segment EBITA, or for some executives with more direct responsibility for overall corporate performance, Profit Attributable, weighted equally. The Board considered these performance measures to be appropriate and aligned to the Company’s objectives of delivering profitable growth and improving shareholder return, particularly given the commitments made to shareholders in 2002 in respect of Segment EBITA growth objectives. In addition, executives have a clear line of sight to the targets and are able to affect results through their actions.

The hurdles for the STI in the 2006 financial year were set so that achievement of the internal business plan Sales and Segment EBITA (or Profit Attributable) objectives would result in 100% of the award being earned. Additional incentive payments were available for performance exceeding target objectives. Incentives would start to be earned at 50% of the target level once performance measures exceeded a Sales threshold that was set at the median between the 2005 actual results and the 2006 target.

Performance against these objectives was determined, and incentives paid, following the completion of the audit of the 2006 financial accounts. The performance measures attaching to the STI were satisfied well beyond the target level in the case of Sales growth, were slightly above target in the case of Profit Attributable, and fell short of target in the case of Segment EBITA. Specific information relating to the STI payable for target performance and the percentage of the target awards achieved in respect of the CEO and Key Management Personnel are set out in the table below:

TABLE 4 – CASH INCENTIVE PAYMENTS MADE TO THE CEO AND KEY MANAGEMENT PERSONNEL PURSUANT TO THE COMPANY’S STI PLAN (AUDITED)

	PERCENTAGE OF TARGET AWARD ACHIEVED(1)	PERCENTAGE OF TARGET AWARD NOT ACHIEVED(2)	VALUE OF AWARD AT TARGET LEVEL
D D Tough	143.3%	Nil	US$	555,000
P W Corke	143.3%	Nil	US$	112,500
R F Jilla	143.3%	Nil	US$	165,600
W Reed	45.6%	54.4%	US$	123,750
W G Reilly	143.3%	Nil	US$	119,250
N R O’Donnell	143.4%	Nil		$63,600
W Heintz	97.6%	2.4%		€140,850

(1)	The actual amounts paid in relation to performance during the year are set out in table 7 on page 40.
(2)	Target award is the level at which achievement of the performance measures would result in 100% of the incentive being earned. Achievement of above-target performance measures resulted in above-target payments.

ANSELL ANNUAL REVIEW 2006  |  35

Remuneration Report continued

Long-term incentive

The Company’s long-term incentive (LTI) arrangements are designed to link executive reward with creation of shareholder value through the grant of equity securities subject to performance conditions which underpin sustainable growth in shareholder value.

Participation in the Company’s LTI arrangements is only offered to executives who are able or have the potential to influence shareholder value. Key Management Personnel are offered a grant under the Plan which is designed to be the equivalent of approximately 30% of their total remuneration (on an annualised basis). Other executives are offered grants representing a lower proportion of their total remuneration.

The Stock Incentive Plan (Plan) that operated until the end of the 2006 financial year provided for senior executives to be granted:

•	performance share rights (PSRs); and

•	in the case of the CEO and CFO, options.

Executives who participate in the Plan were granted PSRs that vest in three annual tranches, subject to the satisfaction of performance conditions applicable to each tranche as set by the Board. PSRs vest immediately upon satisfaction of the performance conditions for the relevant performance period. One fully-paid ordinary share is allocated to the holder of a PSR automatically upon that PSR vesting, at no cost to the executive.

The CEO and CFO were granted options under the Plan upon joining the Company. The options were granted at no cost and vest upon satisfaction of the relevant performance conditions. The relevant exercise price, which is based on the average of the Company’s closing share price on the five days preceding the date of grant, is $7.40 for the options granted to the CEO and $6.97 for the options granted to the CFO. Vested options may not be exercised until 12 months after the date of vesting.

Any options that do not vest in a financial year will lapse. PSRs that do not vest in a financial year will be added to the PSRs otherwise available in the next vesting year and tested against the performance condition applicable to that subsequent year. Any PSRs that have not vested within three years of being granted may not be carried forward, and will lapse.

Participants are entitled to vote their shares and to receive any dividend, bonus issue, return of capital or other distribution made in respect of the shares they are allocated upon vesting of PSRs and exercise of options.

In general, executives are permitted to sell shares on vesting of PSRs to the extent necessary to meet any taxation liabilities arising from the grant or vesting, plus 50% of the balance. The remainder of the shares from that vested tranche may not be sold within 12 months of their allotment.

Performance measures applicable to the 2006 financial year

For each tranche of PSRs and options that were to be tested against performance targets for the 2006 financial year, the performance measures comprised Sales growth and earnings per share (EPS) targets (excluding the effect, if any, of the sale of the Company’s investment in South Pacific Tyres), weighted equally.

Vesting in respect of the Sales growth component would occur to the extent of 50% once Sales had reached a threshold of US$828.1 million, increasing to 100% vesting on achievement of a target of US$844.1 million. Vesting of the EPS component would occur to the extent of 50% once a threshold of US$0.532 per share had been achieved, increasing to 100% vesting on achievement of the target of US$0.568.

The Board selected these performance measures on the basis that Sales growth is essential for the generation of improved earnings, and EPS growth, in addition to being a relevant indicator of increases in shareholder value, is one that provides suitable line of sight to encourage executive performance.

Both the Sales and EPS targets for the 2006 financial year were exceeded, resulting in 100% of the relevant long-term incentives vesting.

Options/PSRs granted and on issue

As part of its remuneration strategy the Company granted PSRs during the year to the executives as set out below. No grants of options were made.

36  |  ANSELL ANNUAL REVIEW 2006

TABLE 5 – EQUITY GRANTS MADE TO THE CEO AND KEY MANAGEMENT PERSONNEL

	NUMBER OF PSRs GRANTED DURING THE YEAR(1) (2)	FUTURE FINANCIAL YEARS IN WHICH GRANT MAY VEST(3)	MAXIMUM VALUE OF GRANT(4) ($ PER TRANCHE)
D D Tough	Nil
P W Corke	25,000	2007	US$	61,476
		2008	US$	60,288
		2009	US$	59,107
R F Jilla	55,000	2007	US$	135,250
		2008	US$	132,636
		2009	US$	130,029
W Reed	25,000	2007	US$	61,476
		2008	US$	60,288
		2009	US$	59,107
W G Reilly	25,000	2007	US$	61,476
		2008	US$	60,288
		2009	US$	59,107
N R O’Donnell	15,000	2007		$49,150
		2008		$48,200
		2009		$47,250
W Heintz	25,000	2007		€48,173
		2008		€47,242
		2009		€46,317

(1)	Equity grants comprise awards of Performance Share Rights (PSRs) made on 16 August 2005 in accordance with a resolution of the Nomination, Remuneration and Evaluation Committee.
(2)	As all PSRs are subject to performance conditions to be tested in future financial periods, no part of the grants awarded during the 2006 financial year vested during that year.
(3)	The grants made to the executives during the year constituted 100% of the grants available for the year. As the PSRs only vest on satisfaction of the performance conditions, none of the PSRs detailed above were forfeited during the year.
(4)	The values per PSR were calculated as $9.83, $9.64 and $9.45 for the tranches that may vest in 2007, 2008 and 2009, respectively. The values were calculated using a binomial valuation model. The assumptions used in the calculation of these values are set out in Note 22 to the financial statements contained in the Financial Report 2006. The minimum total value of the grant, if the applicable performance conditions are not met, is nil in all cases.
(5)	D D Tough received a grant of options and PSRs upon joining the Company in May 2004. In accordance with his employment agreement he was not eligible to receive a further grant before May 2006. No further grants have been made to Mr Tough as at the date of this Report.

ANSELL ANNUAL REVIEW 2006  |  37

Remuneration Report continued

The following table sets out, in respect of the CEO and Key Management Personnel, details of the movement in options and PSRs.

TABLE 6 - MOVEMENT IN OPTIONS AND PSRs ON ISSUE

						VESTED AT THE DATE OF THIS REPORT
	HELD AT 1 JULY 2005	GRANTED DURING THE YEAR(1)	OPTIONS EXERCISED/ PSRs VESTED DURING THE YEAR(2)	LAPSED/ FORFEITED(3)	HELD AT 30 JUNE 2006	OPTIONS VESTED AND EXERCISABLE/ PSRs VESTED(4)	NOT YET EXERCISABLE(5)	TOTAL VESTED
options
D D Tough	525,000			52,642	472,358	122,358	129,833	252,191
R F Jilla	300,000		60,000		240,000	240,000		300,000

PSRs
D D Tough	150,000		34,959		115,041	40,491
P W Corke	38,334	25,000	20,000		43,334	20,000
R F Jilla	83,334	55,000	33,333		105,001	51,667
W Reed	51,667	25,000	26,666		50,001	25,000
W G Reilly	38,334	25,000	20,000		43,334	20,000
N R O’Donnell	30,334	15,000	15,667		29,667	15,667
W Heintz	53,334	25,000	26,667		51,667	26,666

TOTAL - CEO AND KEY MANAGEMENT PERSONNEL
Options	825,000	Nil	60,000	52,642	712,358	362,358	129,833	552,191
PSRs	445,337	170,000	177,292		438,045	199,491

AGGREGATE VALUE OF MOVEMENT IN OPTIONS /PSRs(6)
Options		Nil	$267,000	$123,709
PSRs		$1,638,800	$1,772,920	Nil

(1)	The maximum total value of the PSRs granted during the year is set out in Table 5 above.
(2)	The value of each PSR on the date of vesting was $10.00 being the closing market price of Ansell Limited shares on ASX on the preceding trading day.
(3)	The value of an option on the day it lapses represents the benefit foregone calculated using binomial valuation techniques.
(4)	PSRs that have vested since balance date result in the allocation of one fully paid ordinary share to the holder for each PSR that has vested. The date of testing of the performance condition and vesting of the PSRs was 22 August 2006.
(5)	Options vest upon satisfaction of the applicable performance condition, but cannot be exercised until 12 months after vesting.
(6)	The value of options exercised during the year is calculated as the closing market price of Ansell Limited shares on ASX on the preceding trading day after deducting the exercise price.

38  |  ANSELL ANNUAL REVIEW 2006

C. REMUNERATION AND COMPANY PERFORMANCE

The table below summarises key indicators of the performance of the Company and the effect on shareholder value since Ansell evolved from the former Pacific Dunlop structure during the 2002 financial year.

	2003	2004	2005(1)	2006(1)
ANSELL HEALTHCARE
Segment EBITA (US$m)	93.6	104.1	115.7	107.6
Segment EBITA (A$m)	159.6	146.3	153.7	144.2

ANSELL GROUP
Profit Attributable (A$m)(1)	49.9	70.7	54.4	116.1
Share Price at 30 June	$5.85	$7.74	$10.04	$9.67
Full-year dividend A$ (cents)	11.0	13.0	17.0	21.0
EPS – A$ cents(1)	26.7	39.1	32.5	73.4
Share buy-backs (A$m)	8.2	65.4	156.1	103.1

(1)	2005 and 2006 are reported on an AIFRS basis and may not be directly comparable to 2003 and 2004.

Over that period:

•	Compound growth of 20.2% in total shareholder return (movement in share price plus dividends received) has been achieved.

•	The Company has also returned $332.8 million to shareholders by way of share buy-backs.

•	Total remuneration applicable to the seven Key Management Personnel positions referred to in this Report has increased by a compound 14.7%, of which:

•	Base salaries in the relevant local currencies have increased by a compound 5.1%; and

•	The ‘at risk’ flexible component, which provides incentive for, and rewards management performance, has, in the relevant local currencies, increased by a compound 22.8%.

D. SERVICE AGREEMENTS

The remuneration and other terms of employment for the CEO and Key Management Personnel are covered in formal agreements or letters of offer. Each of these agreements makes provision for base salary, performance-related cash incentives (as disclosed above), other benefits, and participation, where eligible, in the Company’s LTI arrangements (as described above).

The base salary and incentive components of remuneration for the CEO and Key Management Personnel are reviewed and determined annually by the Nomination, Remuneration and Evaluation Committee.

The employment agreements entered into with the CEO and Key Management Personnel do not specify a fixed term of employment. Details of the applicable notice periods and payments on termination as provided under the agreements are summarised below.

CHIEF EXECUTIVE OFFICER

The CEO, D Tough, is employed under the terms of an Employment Agreement that provides for termination payments to be made in certain circumstances. In particular, the Company may terminate his employment within the first three years of service upon giving 18 months’ notice or payment in lieu, and at any time thereafter upon giving 12 months’ notice or payment in lieu. As at the date of this Report, Mr Tough has been employed by the Company for two years and three months. In certain circumstances, such as a substantial diminution of responsibility, the Company may be deemed to have terminated his employment and would be liable to make a termination payment equivalent to 18 months’ base salary and the average of his short term incentive earned prior to the termination of his employment.

In general, the CEO must give the Company at least six months’ notice of resignation.

Upon termination of employment for any reason, the CEO is prohibited from engaging in any activity that would compete with the Company for a period of 18 months if he terminates his employment within the first three years, and 12 months thereafter, in order to protect the Company’s business interests.

ANSELL ANNUAL REVIEW 2006  |  39

Remuneration Report continued

KEY MANAGEMENT PERSONNEL

Each of P Corke, R Jilla, W Reed, and W Reilly, all of whom are USA-based, are assumed to be employed ‘at will’. These executives are, in general, eligible for payments upon termination (other than for gross misconduct) equal to 12 months’ base salary plus certain other benefits. These executives would typically be expected to give the Company four weeks’ notice of resignation. In certain circumstances, such as a diminution of responsibility, the Company may be deemed to have terminated Mr Jilla’s appointment and would be liable to make a termination payment equivalent to 12 months’ base salary and his target annual incentive for the relevant year.

W Heintz is a Europe-based executive and in the event of his termination without cause, he would receive severance calculated by taking into account a range of factors, such as: notice period in months, seniority in fractions of years, age in years and fractions of years, total annual remuneration, total bonus received in the year prior to termination, and the value of non-monetary benefits.

N O’Donnell is an Australian-based executive whose employment is governed by the terms of an employment agreement and the policies of the Company in Australia. The Company is required to give Mr O’Donnell at least one month’s notice for termination without cause, in which case he would receive a payment equivalent to 12 months’ total remuneration package at the date of termination, plus all outstanding statutory entitlements.

E. REMUNERATION PAID AND OTHER SPECIFIC DISCLOSURES

DETAILS OF REMUNERATION

Details of the remuneration paid to the CEO and Key Management Personnel incorporating those who received the highest remuneration during the 2006 financial year, are set out in the following table.

TABLE 7 - REMUNERATION OF THE CEO AND KEY MANAGEMENT PERSONNEL

			SHORT TERM				POST EMPLOYMENT		EQUITY		OTHER BENEFITS
	FIXED SALARY $		ANNUAL CASH INCENTIVE(1) $		NON-SALARY BENEFITS(2) $		SUPER- ANNUATION CONTRIBUTIONS(3) $		OPTIONS / RIGHTS(4) $		TERMINATION PAYMENTS(4) $	TOTAL $
D D Tough (5)	US$	738,615	US$	795,492	US$	142,547	US$	171,911	US$	478,672		US$	2,327,237
P W Corke (5)	US$	249,846	US$	161,248	US$	44,223	US$	53,932	US$	149,670		US$	658,919
R F Jilla (5)	US$	367,723	US$	237,358	US$	37,754	US$	80,780	US$	346,918		US$	1,070,533
W Reed (5)	US$	274,808	US$	56,343	US$	104,385	US$	69,132	US$	162,326		US$	666,994
W G Reilly (5)	US$	264,692	US$	170,923	US$	28,113	US$	56,779	US$	149,670		US$	670,177
N R O’Donnell (6)		$212,000		$91,201		$33,967		$42,400		$126,855			$506,423
W Heintz (7)		€313,000		€137,409		€35,928		€88,637		€129,124			€704,098
TOTAL REMUNERATION -
KEY MANAGEMENT	US$	1,895,684	US$	1,421,364	US$	357,022	US$	432,534	US$	1,287,256		US$	5,393,860
PERSONNEL (8)		$212,000		$91,201		$33,967		$42,400		$126,855			$506,423
		€313,000		€137,409		€35,928		€88,637		€129,124			€704,098

(1)	The maximum value of grants made under the STI during the year is the value set out in this table. The minimum value of the STI, if performance targets had not been satisfied, would have been nil.
(2)	Includes the cost to the Company of cash benefits such as motor vehicle and travel allowances, telephone expenses, cost of living and relocation allowances and executive insurance.
(3)	Includes contributions to USA benefit or non-qualified pension plans, European pension plan, or notional contributions to an Australian superannuation fund, as applicable.
(4)	Includes a proportion of the fair value of options or PSRs granted or outstanding during the year. The fair value is determined as at grant date and is progressively allocated over the vesting period for these securities. The amount included as remuneration is not related to, nor indicative of, the benefit (if any) that individual executives may ultimately realise should the options or PSRs vest. Further details of options and PSRs provided to the CEO and Key Management Personnel as remuneration, including the basis of valuation, is included in Notes 22 and 25 to the financial statements contained in the Financial Report 2006. The percentage of total remuneration for the 2006 financial year that consisted of Options/PSRs was in the range of 18% to 33% for the CEO and Key Management Personnel.
(5)	USA-based officers paid in US$. The average exchange rate for the 2006 financial year is US$0.7505 = A$1.00.
(6)	Australian-based officer paid in A$.
(7)	Europe-based officer, paid in €. The average exchange rate for the 2006 financial year is €0.5881 = A$1.00.
(8)	The total remuneration for all Key Management Personnel (including the CEO) is detailed in Note 25 to the financial statements contained in the Financial Report 2006.

40  |  ANSELL ANNUAL REVIEW 2006

SECTION 3

REALIGNMENT OF EXECUTIVE REMUNERATION STRATEGY FOR THE 2007 FINANCIAL YEAR AND BEYOND.

A recent review of the Company’s executive remuneration strategy highlighted areas where existing arrangements are not consistent with either Ansell’s strategic direction or current best practice. A new strategy has been developed with the objectives of:

•	delivering an appropriate and commercially effective approach to the remuneration, motivation and retention of the Company’s executive team; and

•	delivering a market-informed approach to executive remuneration, incorporating sufficient flexibility to reflect local market conditions where appropriate.

The realigned executive remuneration strategy is based on a number of key elements.

Positioning of remuneration

Fixed remuneration will be positioned at the median of the local geographic market. Total remuneration comprising the fixed component and short- and long-term incentives will be set at the 62.5th percentile of the local geographic market for target performance, with flexibility to increase to the 75th percentile for exceptional performance.

Pay for performance

A significant proportion of total on-target remuneration continues to be ‘at risk’, and a ‘pay for performance’ approach will be incorporated such that:

•	fixed remuneration will reflect the market rate for job skills, requirements and the level of individual performance achieved;

•	short-term incentive payments will achieve a balance between performance at individual, business unit and corporate levels; and

•	long-term incentive awards will be subject to challenging and transparent corporate performance targets.

Performance measures

The performance measures attached to variable remuneration components will reflect Ansell’s commercial environment and ensure that performance in relation to a particular objective is only rewarded by one incentive structure.

The short-term incentive performance measures for the 2007 financial year will, in general, be based on a mix of improvement in Sales, Segment EBITA, manufacturing profitability and Profit Attributable. In addition, the performance of each senior executive will be assessed against key strategic objectives specific to their role and responsibilities, as determined by and agreed with the CEO.

Long-term incentives will be provided by way of grants of options and performance rights to the senior executive team, and performance rights only to other executives. The performance measures applicable to the options will be based on total shareholder return (TSR) relative to an appropriate peer group, with the performance rights component being measured on an EPS compound growth basis.

Other features

The long-term incentive structure will incorporate features reflecting current corporate governance guidelines, including three year vesting, no retesting of performance, and a prohibition on hedging unvested options and performance rights.

An outline of the revised executive remuneration arrangements is included in the Explanatory Notes to the section of the Notice of Meeting relating to the equity component of the CEO’s remuneration.

ANSELL ANNUAL REVIEW 2006  |  41

Discussion and Analysis of the Financial Statements

Although the Company reports in Australian dollars, the United States (US) dollar is the currency in which the global business is managed. The following discussion and analysis is provided to assist members in understanding the concise financial report and includes references to Australian dollars ($) and US dollars (US$). Presentation of the Company’s results in US dollars can be found in the Supplementary Unaudited US Dollar Financial Information set out on pages 59 to 62.

FINANCIAL PERFORMANCE – INCOME STATEMENT

Sales revenue in 2005/2006 from the Healthcare businesses (Occupational, Professional and Consumer) was $1,138.2 million (US$849.1 million) compared with $1,081.1 million (US$812.1 million) in 2004/2005. In US dollar terms Occupational sales increased by 3.6%, Professional sales increased by 4.6% while Consumer sales increased by 7.5%. Healthcare Segment EBIT decreased by 7.0% from US$115.7 million ($153.7 million) to US$107.6 million ($144.2 million).

The Occupational business accounted for 50% of Ansell’s 2005/2006 sales and 56% of Healthcare segment EBIT. The HyFlex® ranges continues to expand, with volume growth of 17%. The new AlphaTEC™ grip technology glove had an excellent first six months, with strong demand from the petrochemical industry. Maintaining EBIT at the 2004/2005 levels was a good result given the increased cost of synthetic materials and natural rubber latex and changes in product mix.

The Professional business accounted for 34% of Ansell’s 2005/2006 sales and 27% of Healthcare segment EBIT. Sales increased 4.6% for the year with the Americas and Europe, Middle East and Africa regions driving growth. However gross margins were significantly impacted by latex price increases resulting in an 11.3% reduction in EBIT. Ansell’s synthetic surgical range was expanded during the year with the introduction of a new Derma Prene® PI glove made from polyisoprene. Synthetic surgical sales grew 10% globally over 2004/2005. Examination glove sales were strong up 14% over the previous year, however cost pressures resulted in a drop in margins.

The Consumer business accounted for 16% of Ansell’s 2005/2006 sales and 17% of Healthcare segment EBIT. Although sales in US$ terms increased by 7.5% over the previous year, margins were reduced largely due to US retail market promotions and higher latex costs. EBIT, down 18.6% from the previous year, was also impacted by the Surat Thani plant detention. The expansion into China through the acquisition of 75% of Jissbon had a positive impact on EBIT and the business is performing in line with expectations. Strong growth occurred in the condom tender business with sales up 18% over 2004/2005.

During the year the sale of Ansell’s 50% interest in South Pacific Tyres (SPT) was completed with the proceeds totalling $122.3 million. This resulted in a loss of $5.5 million (US$4.1 million).

A reduction in net interest expense resulted in interest cover increasing further to 26.9 times from 17.7 times last year.

Income tax expense was $7.9 million (US$5.8 million) compared to $0.2 million (US$0.2 million) the previous year (which was impacted by an adjustment of $21.5 million (US$16.2 million) as a result of the transition to AIFRS).

The net profit attributable to shareholders for the year was $116.1 million (US$86.7 million) compared to $54.4 million (US$40.1 million) in 2004/2005 which included a write-down of the investment in SPT of $80 million (US$60.9 million).

Earnings per share was 73.4 cents (US 54.8 cents) up on the previous year’s 32.5 cents (US 24.0 cents).

FINANCIAL POSITION – BALANCE SHEET

Total assets increased slightly from $1,241.3 million (US$946.7) to $1,308.0 million (US$967.3) with available cash reserves increasing from $218.9 million (US$167.0 million) to $311.4 million (US$230.2 million) as a result of the sale of SPT, strong cash generation from trading activities offset by the share buy-backs during the year totalling $103.1 million (US$76.1 million). Total liabilities increased from $617.9 million (US$471.4 million) to $654.3 million (US$483.9 million).

Gearing (net debt to net debt plus equity) continued to be low at 10.8% compared with 19.1% last year. Net debt to equity fell from 23.4% last year to 12.1% while net liabilities to equity reduced from 63.9% to 52.4%.

Restricted deposits of $6.6 million (US$4.9 million) have been set aside to cover the provisions established to address any remaining liability to members of the consolidated entity to claims arising with respect to the Accufix Pacing Leads. Restricted deposits at 30 June 2005 totalled $8.4 million (US$6.4 million).

CASH FLOW STATEMENT

Net cash provided by operating activities was $131.7 million (US$98.3 million) compared to $152.8 million (US$114.6 million) in 2004/2005. Capital expenditure of $16.5 million (US$12.3 million) was slightly up on the previous year’s $14.1 million (US$10.6 million). The Company returned $133.3 million (US$98.6 million) to shareholders via the share buy-back $103.1 million (US$76.1) and dividends $30.2 million (US$22.5 million).

42  |  ANSELL ANNUAL REVIEW 2006

FINANCING COSTS

Net financing costs for the year were $5.9 million (US$4.4 million) compared with $9.6 million (US$7.3 million) in the previous year. The reduced cost resulted from the continued reduction in net debt. The average cost of debt at 30 June 2006 was 5.03% compared to 4.94% the previous year.

A US$250 million revolving credit bank facility was established in April 2004 of which US$200 million had a five-year term and US$50 million had a 364-day term. In April 2005, US$150 million of the US$200 million was extended to April 2010 and US$50 million to April 2012.

The US$50 million 364-day facility was initially extended to April 2006 and has subsequently been extended to April 2007. This facility can be accessed by the parent company and certain US subsidiaries. US$195 million of the term facilities had been drawn down at 30 June 2006 (June 2005 US$175 million).

This facility when combined with the consolidated entity’s cash on deposit ensures continuing strong financial flexibility and liquidity. At year end the borrowing portfolio’s average maturity was 866 days (previous year 1,174 days) with approximately 82% at fixed interest rates and the remaining 18% at floating rates.

RATINGS

Ansell’s ratings are as follows:

	LONG TERM	OUTLOOK		SHORT TERM
Moody’s	Baa3	Stable		P3
Standard & Poor’s	BB+	Stable		—

Moody’s upgraded their rating of the Company on 4 September 2006.

WORKING CAPITAL Ansell Healthcare’s days working capital in 2005/2006 was 79.5 days compared to 84.6 days in 2004/2005. This is comprised of the following:
	2006	2005
Inventory days held	63.0	65.5
Days sales outstanding	57.9	57.2
Days payable outstanding	41.4	38.1
DEPRECIATION (Including Amortisation of Leasehold Land and Buildings)	2006 $M	2005 $M	2006 us$M	2005 us$M
Consolidated	25	25	19	19

FACTORIES BY REGION - ANSELL HEALTHCARE
	2006	2005
Asia Pacific	9	9
Americas	5	5
Europe, Middle East and Africa	1	1

TOTAL	15	15

ANSELL ANNUAL REVIEW 2006  |  43

Income Statement

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED 30 JUNE 2006

		CONSOLIDATED
	NOTES	2006 $M	2005 $M
REVENUE
Total revenue	2	1,152.3	1,093.4

EXPENSES
Cost of goods sold		716.2	650.1
Selling, distribution and administration		284.0	285.0
Other	3	5.5	80.0

TOTAL EXPENSES, EXCLUDING FINANCING COSTS		1,005.7	1,015.1
Financing costs		20.0	21.9

PROFIT BEFORE INCOME TAX		126.6	56.4
Income tax		7.9	0.2

NET PROFIT		118.7	56.2
Minority interests in net profit		2.6	1.8

NET PROFIT ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS		116.1	54.4

		CENTS	CENTS
Earnings per share is based on net profit attributable to Ansell Limited shareholders
Basic earnings per share		73.4	32.5
Diluted earnings per share		72.7	32.1

The above Income Statement should be read in conjunction with the discussion and analysis on pages 42 and 43 and the notes to the financial statements set out on pages 49 to 55.

44  |  ANSELL ANNUAL REVIEW 2006

Statement of Recognised Income and Expense

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED 30 JUNE 2006

	CONSOLIDATED
	2006 $M	2005 $M
Actuarial gain/(loss) on defined benefit pension/post retirement health benefit plans	7.7	(7.7)
Net exchange difference on translation of financial statements of foreign operations	26.0	(44.5)
Transfer to profit for period on expiration of previously effective hedges	(2.7)	—
Effective portion of changes in fair value of cash flow hedges outstanding at year end	(0.6)	—

Net income/(loss) recognised directly in equity	30.4	(52.2)
Profit for the period	118.7	56.2

TOTAL RECOGNISED INCOME AND EXPENSE FOR THE PERIOD	149.1	4.0

Attributable to:
Members of Ansell Limited	146.5	2.2
Minority interests	2.6	1.8

TOTAL RECOGNISED INCOME AND EXPENSE FOR THE PERIOD	149.1	4.0

ANSELL ANNUAL REVIEW 2006  |  45

Balance Sheet

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND SUBSIDIARIES AS AT 30 JUNE 2006

		CONSOLIDATED
	NOTES	2006 $M	2005 $M
CURRENT ASSETS
Cash on hand		0.3	0.2
Cash at bank and on deposit		311.1	218.7
Cash assets – restricted deposits		6.6	8.4
Trade and other receivables		221.5	214.1
Inventories		186.0	157.3
Other		12.6	13.2

TOTAL CURRENT ASSETS		738.1	611.9

NON-CURRENT ASSETS
Trade and other receivables		19.8	68.3
Other financial assets		—	59.0
Property, plant and equipment		195.6	195.4
Intangible assets		299.8	268.8
Deferred tax assets		54.7	37.9

TOTAL NON-CURRENT ASSETS		569.9	629.4

TOTAL ASSETS		1,308.0	1,241.3

CURRENT LIABILITIES
Trade and other payables		142.1	129.1
Interest bearing liabilities		114.3	34.3
Provisions		50.6	48.7
Current tax liabilities		10.9	10.3

TOTAL CURRENT LIABILITIES		317.9	222.4

NON-CURRENT LIABILITIES
Trade and other payables		0.7	0.8
Interest bearing liabilities		275.9	331.0
Provisions		20.8	20.2
Retirement benefit obligations		13.5	25.2
Deferred tax liabilities		25.5	18.3

TOTAL NON-CURRENT LIABILITIES		336.4	395.5

TOTAL LIABILITIES		654.3	617.9

NET ASSETS		653.7	623.4

EQUITY
Issued capital		1,136.8	1,232.8
Reserves		(5.2)	(34.7)
Accumulated losses	5	(491.9)	(583.8)

TOTAL EQUITY ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS		639.7	614.3
Minority interests		14.0	9.1

TOTAL EQUITY	6	653.7	623.4

The above Balance Sheet should be read in conjunction with the discussion and analysis on pages 42 and 43 and the notes to the financial statements set out on pages 49 to 53.

46  |  ANSELL ANNUAL REVIEW 2006

Cash Flow Statement

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED 30 JUNE 2006

	consolidated
	2006 $m	2005 $m
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Receipts from customers	1,138.1	1,128.6
Payments to suppliers and employees	(990.0)	(959.7)

Net receipts from customers	148.1	168.9
Income taxes paid	(16.4)	(16.1)

NET CASH PROVIDED BY OPERATING ACTIVITIES	131.7	152.8

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for businesses, net of cash acquired	(24.0)	—
Payments for property, plant and equipment	(16.5)	(14.1)
Proceeds from sale of property, plant and equipment	0.9	—
Loans repaid	66.8	—
Proceeds from sale of other investments	53.0	1.4

NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	80.2	(12.7)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from borrowings	28.4	145.1
Repayments of borrowings	(34.3)	(171.5)

Net repayments of borrowings	(5.9)	(26.4)
Proceeds from issues of shares	4.1	5.0
Payments for share buy-back	(103.1)	(156.1)
Dividends paid	(31.4)	(24.7)
Interest received	14.0	8.5
Interest and borrowing costs paid	(19.8)	(23.3)

NET CASH USED IN FINANCING ACTIVITIES	(142.1)	(217.0)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	69.8	(76.9)
Cash and cash equivalents at the beginning of the financial year	225.9	314.8
Effects of exchange rate changes on the balances of cash and cash equivalents held in foreign currencies at the beginning of the financial year	7.3	(12.0)

CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	303.0	225.9

The above Cash Flow Statement should be read in conjunction with the discussion and analysis on pages 42 and 43 and the notes to the financial statements set out on pages 49 to 53.

ANSELL ANNUAL REVIEW 2006  |  47

Industry and Regional Segments

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED 30 JUNE 2006

	OPERATING REVENUE		OPERATING RESULT
	2006 $M	2005 $M	2006 $M	2005 $M
INDUSTRY
Ansell Healthcare
Occupational Healthcare	569.2	545.7	81.3	81.3
Professional Healthcare	387.4	367.7	38.9	43.3
Consumer Healthcare	181.6	167.7	24.0	29.1

TOTAL ANSELL HEALTHCARE	1,138.2	1,081.1	144.2	153.7
Corporate revenue/costs	14.1	12.3	(6.2)	(7.7)

OPERATING EBIT			138.0	146.0
Impairment loss on investment in South Pacific Tyres and sale costs			(5.5)	(80.0)

EARNINGS BEFORE NET INTEREST AND TAX (EBIT)			132.5	66.0
Financing costs net of interest revenue			(5.9)	(9.6)

OPERATING PROFIT BEFORE TAX			126.6	56.4
Tax			(7.9)	(0.2)
Minority interests			(2.6)	(1.8)

TOTAL CONSOLIDATED	1,152.3	1,093.4	116.1	54.4

REGION
Asia Pacific	178.5	162.7	36.6	38.9
Americas	539.0	517.7	62.2	68.2
Europe, Middle East and Africa	420.7	400.7	45.4	46.6

TOTAL ANSELL HEALTHCARE	1,138.2	1,081.1	144.2	153.7

	ASSETS EMPLOYED		LIABILITIES
	2006 $M	2005 $M	2006 $M	2005 $M
INDUSTRY

ANSELL HEALTHCARE
Occupational Healthcare	441.6	410.2	101.4	83.5
Professional Healthcare	346.1	325.1	66.2	62.6
Consumer Healthcare	144.3	101.6	24.4	21.1

TOTAL ANSELL HEALTHCARE	932.0	836.9	192.0	167.2
Corporate assets/liabilities	58.0	177.1	462.3	450.7
Cash	318.0	227.3	—	—

TOTAL CONSOLIDATED	1,308.0	1,241.3	654.3	617.9

REGION
Asia Pacific	251.1	230.4	69.3	60.0
Americas	216.6	196.8	75.7	73.6
Europe, Middle East and Africa	170.2	143.0	47.0	33.6
Goodwill and brand names	294.1	266.7	—	—

TOTAL ANSELL HEALTHCARE	932.0	836.9	192.0	167.2

The above Industry and Regional Segments report should be read in conjunction with the discussion and analysis on pages 42 and 43 and the notes to the financial statements set out on pages 49 to 53.

48  |  ANSELL ANNUAL REVIEW 2006

Notes to the Financial Statements

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED 30 JUNE 2006

1. BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

The concise financial report has been prepared in accordance with the Corporations Act 2001 and Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity’s full Financial Report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity’s full Financial Report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full Financial Report.

The Financial Report is prepared on the historical cost basis except that assets and liabilities in respect of derivative financial instruments are stated at their fair value.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity’s full Financial Report.

	Consolidated
	2006 $M	2005 $M
2. TOTAL REVENUE
REVENUE FROM THE SALE OF GOODS	1,138.2	1,081.1
REVENUES FROM OTHER OPERATING ACTIVITIES
INTEREST RECEIVED OR DUE AND RECEIVABLE
From related parties	2.4	4.0
From others	11.7	8.3

TOTAL REVENUE FROM OTHER OPERATING ACTIVITIES	14.1	12.3

TOTAL REVENUE	1,152.3	1,093.4

3. EXCEPTIONAL ITEMS

EXCEPTIONAL ITEMS INCLUDED IN PROFIT BEFORE INCOME TAX
Impairment loss on investment in South Pacific Tyres and sale costs	(5.5)	(80.0)

ANSELL ANNUAL REVIEW 2006  |  49

Notes to the Financial Statements continued

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED 30 JUNE 2006

	THE COMPANY
	2006 $M	2005 $M
4. DIVIDENDS PAID AND DECLARED
DIVIDENDS PAID
A final dividend of 10 cents per share unfranked for the year ended 30 June 2005
(June 2004 – 7 cents unfranked) was paid on 18 October 2005 (2004 – 14 October 2004)	16.0	12.4
An interim dividend of 9 cents per share unfranked for the year ended 30 June 2006
(June 2005 – 7 cents franked to 57%) was paid on 7 April 2006 (2005 – 8 April 2005)	14.2	11.2

	30.2	23.6

DIVIDENDS DECLARED

Since the end of the financial year the Directors have declared a final dividend of 12 cents per share unfranked, for the year ended 30 June 2006.

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2006 and will be recognised in subsequent Financial Reports.

DIVIDEND FRANKING ACCOUNT

The balance of available franking credits in the franking account as at 30 June 2006 was nil (2005 – nil).

	CONSOLIDATED
	2006 $M	2005 $M
5. ACCUMULATED LOSSES
Accumulated losses at the beginning of the financial year	(583.8)	(606.8)
Adoption of AASB 139	0.2	—
Transfer from/(to) reserves	(1.9)	(0.1)
Net profit after income tax attributable to Ansell Limited shareholders	116.1	54.4
Actuarial gain/(loss) on defined benefit pension /post retirement health benefit plans	7.7	(7.7)
Dividends paid during the year	(30.2)	(23.6)

ACCUMULATED LOSSES AT THE END OF THE FINANCIAL YEAR	(491.9)	(583.8)

6. TOTAL EQUITY RECONCILIATION
Total equity at the beginning of the financial year	623.4	792.4
Total recognised income and expense	149.1	4.0
Adjustment on adoption of AASB 139	3.2	—
Transaction with owners as owners:
Contributions of equity	4.1	5.0
Share buy-back	(103.1)	(156.1)
Share-based payments reserve	4.9	4.6
Dividends	(31.4)	(24.7)
Movement in minority interest (excluding profit for period and dividends)	3.5	(1.8)

TOTAL EQUITY AT THE END OF THE FINANCIAL YEAR	653.7	623.4

50  |  ANSELL ANNUAL REVIEW 2006

7. NOTES TO THE INDUSTRY AND REGIONAL SEGMENTS REPORT

(A) CORPORATE REVENUE AND COSTS

Represents costs of Statutory Head Office, part of the costs of Ansell Healthcare’s Corporate Head Office and non-sales revenue.

(B) CASH

Cash also includes Accufix Pacing Leads restricted deposits.

(C) INTER-SEGMENT TRANSACTIONS

Significant inter-segment sales were made by Asia Pacific – $206.8 million (2005 $196.8 million) and Americas – $218.5 million (2005 $219.9 million). Inter-segment sales are predominantly made at the same prices as sales to major customers. Operating Revenue is shown net of intersegment values. Accordingly, the Operating Revenues shown in each segment reflect only the external sales made by that segment.

(D) INDUSTRY SEGMENTS

The consolidated entity comprises the following main business segments:

•	Occupational Healthcare – manufacture and sale of occupational health and safety gloves.

•	Professional Healthcare – manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.

•	Consumer Healthcare – manufacture and sale of condoms, household gloves and other personal products.

(E) REGIONS

The allocation of Operating Revenue and Operating Results reflects the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

•	Asia Pacific – manufacturing facilities in four countries and sales.

•	Americas – manufacturing facilities in USA and Mexico and significant sales activity.

•	Europe,Middle East and Africa – principally a sales region with one manufacturing facility in the UK.

	2006 $M	2005 $M
(F) SEGMENT CAPITAL EXPENDITURE
Occupational Healthcare	6.8	5.1
Professional Healthcare	7.8	6.0
Consumer Healthcare	1.9	3.0

(G) REGION CAPITAL EXPENDITURE
Asia Pacific	10.6	8.3
Americas	4.7	4.6
Europe, Middle East and Africa	1.2	1.2

(H) SEGMENT DEPRECIATION
Occupational Healthcare	10.2	9.1
Professional Healthcare	10.7	11.1
Consumer Healthcare	4.3	4.2

(I) SEGMENT OTHER NON CASH EXPENSES
Occupational Healthcare	10.5	11.3
Professional Healthcare	4.8	2.7
Consumer Healthcare	0.7	1.3

ANSELL ANNUAL REVIEW 2006  |  51

Notes to the Financial Statements continued

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED 30 JUNE 2006

8. CONTINGENT LIABILITIES

INDEMNITIES AND GUARANTEES

Ansell Limited (‘the Company’) has previously entered into Deeds of Indemnity with each of the Directors of the Company and certain officers of subsidiaries, in relation to liabilities that they may incur (other than to the Company or subsidiaries) as Directors of the Company and Directors of certain subsidiaries respectively, to the extent permitted by law and the Company’s Constitution.

The Company has also guaranteed the performance of certain wholly-owned subsidiaries which have negative shareholders’ funds.

At this time, no liabilities the subject of any such indemnity or guarantee have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

ACCUFIX LITIGATION

Only a limited number of lawsuits in relation to the Accufix Pacing Leads which have been made against certain subsidiaries are currently on foot, the majority of which have been brought in France.

As at 30 June 2006, the balance of the provisions made for settlements in relation to claims is considered adequate to address any remaining liability of members of the consolidated entity.

LATEX ALLERGY LITIGATION

As at 30 June 2006, there were approximately eight product liability cases pending against one or more subsidiaries in the United States in relation to allergic reaction to exposure to natural rubber latex gloves.

In a number of additional cases, distributors of latex gloves, who have also been named as defendants, are pursuing cross-claims and third party claims against several manufacturers of natural rubber latex gloves, including subsidiaries of the Company, in an effort to recover their costs related to the latex litigation. In some cases, judgement has been entered against a subsidiary. The relevant subsidiaries are appealing these decisions. The Company is not a defendant in any cases in the USA.

It is not possible at this time to quantify the potential financial impact of the remaining cases on the consolidated entity, however they are not considered to have a material potential impact on the consolidated entity’s results either individually or on an aggregate basis.

BUSINESS AND ASSET SALES

The Company and various subsidiaries have, as part of the consolidated entity’s historical asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various subsidiaries, to the purchasers of assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the consolidated entity. From time to time, the Company has received notices from purchasers of its businesses and assets pursuant to the relevant sale agreements. No formal proceedings are currently on foot and, accordingly, it is not possible at this time to quantify the potential financial impact on the consolidated entity.

9. CONTINGENT ASSETS

EXIDE CORPORATION

US legal proceedings are continuing against entities in the Exide Group in connection with the sale of the GNB business. Proceedings against those entities in the Exide Group that have not filed for bankruptcy (‘Non-bankrupt Entities’) were transferred to the Delaware bankruptcy court (‘the Court’) where the Court determined that all of the consolidated entity’s claims against the Non-bankrupt Entities may only be asserted against Exide Technologies, Inc., a company which has emerged from bankruptcy.

The consolidated entity has requested that the Court reconsider its decision and the Court has denied that request. The consolidated entity has filed an appeal to the United States District Court (‘the Appeal Court’) and, under the rules of the Appeal Court, the consolidated entity participated in a mediation with the Exide Group. The mediation did not result in an agreement among the parties regarding any of the claims each has asserted against the other. The parties have fully briefed the issues on appeal, but no decision has yet been issued by the Appeal Court. The consolidated entity will continue to pursue recovery of the amounts owed by the Exide Group, but as to the reorganised company, Exide Technologies, Inc., the consolidated entity expects to recover only stock in that company. The ultimate amount of the consolidated entity’s claims has not yet been determined and therefore the amount and value of the stock that may be recovered from Exide Technologies, Inc. is also undetermined.

52  |  ANSELL ANNUAL REVIEW 2006

10. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

International Financial Reporting Standards (IFRS) form the basis of Australian Accounting Standards adopted by the Australian Accounting Standards Board, being Australian equivalents to IFRS (AIFRS). These are the consolidated entity’s first financial statements prepared in accordance with AIFRS and AASB 1 ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ has been applied. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 ‘Financial Instruments: Disclosure and Presentation’ and AASB 139 ‘Financial Instruments: Recognition and Measurement’ from 1 July 2005.

In preparing its opening AIFRS balance sheet at 1 July 2004 and comparative information for the year ended 30 June 2005, the consolidated entity has adjusted amounts previously reported in financial statements prepared in accordance with its old basis of accounting (previous AGAAP) with the exception of comparative information in respect of AASB 132 and AASB 139.

Details of the impact of adopting AIFRS on the consolidated entity’s Income Statement and Balance Sheet is set out in the following tables and the notes that accompany the tables. There was no material impact on previously reported cash flow information as a result of the adoption of AIFRS.

IMPACT ON THE INCOME STATEMENT OF THE CONSOLIDATED ENTITY FOR THE YEAR ENDED 30 JUNE 2005

	NOTES	PREVIOUS AGAAP $M	TRANSITION IMPACT $M	AIFRS $M
REVENUE
Total revenue	(g)	1,094.8	(1.4)	1,093.4

EXPENSES
Cost of goods sold		650.1		650.1
Selling, distribution and administration	(a), (b), (d), (g)	308.0	(23.0)	285.0
Other		80.0		80.0

TOTAL EXPENSES, EXCLUDING FINANCING COSTS		1,038.1	(23.0)	1,015.1
Financing costs		21.9		21.9

PROFIT BEFORE INCOME TAX		34.8	21.6	56.4
Income tax	(f)	21.7	(21.5)	0.2

NET PROFIT		13.1	43.1	56.2
Minority interests in net profit		1.8		1.8

NET PROFIT ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS		11.3	43.1	54.4

IMPACT ON TOTAL EQUITY OF THE CONSOLIDATED ENTITY REPORTED UNDER PREVIOUS AGAAP

	NOTES		1 JULY 2004 $M	30 JUNE 2005 $M
TOTAL EQUITY UNDER PREVIOUS AGAAP			811.8	602.8
Adjustments to accumulated losses
Defined benefit superannuation plans/post retirement health benefits	(a	)	(17.2)	(22.9)
Share-based payments	(b	)	(1.1)	(2.0)
Transfer from foreign currency translation reserve	(c	)	(279.6)	(256.2)
Business combinations	(d	)	—	20.5
Income tax	(f	)	(2.2)	19.3
Adjustments to reserves
Share-based payments	(b	)	1.1	5.7
Transfer from foreign currency translation reserve	(c	)	279.6	256.2

TOTAL EQUITY UNDER AIFRS			792.4	623.4

ANSELL ANNUAL REVIEW 2006  |  53

Notes to the Financial Statements continued

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED 30 JUNE 2006

10. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONTINUED)

IMPACT ON THE BALANCE SHEET OF THE CONSOLIDATED ENTITY AT TRANSITION TO AIFRS AS AT 1 JULY 2004 AND FOR THE AIFRS COMPARATIVE PERIOD BALANCE SHEET AS AT 30 JUNE 2005

	NOTES	PREVIOUS AGAAP	1 JULY 2004 TRANSITION IMPACT	AIFRS	PREVIOUS AGAAP	30 JUNE 2005 TRANSITION IMPACT	AIFRS

		$M	$M	$M	$M	$M	$M
CURRENT ASSETS
Cash on hand		0.9		0.9	0.2		0.2
Cash at bank and on deposit		306.9		306.9	218.7		218.7
Cash assets—restricted deposits		10.3		10.3	8.4		8.4
Trade and other receivables		228.7		228.7	214.1		214.1
Inventories		185.8		185.8	157.3		157.3
Other	(a)	16.4	(1.6)	14.8	14.4	(1.2)	13.2

TOTAL CURRENT ASSETS		749.0	(1.6)	747.4	613.1	(1.2)	611.9

NON-CURRENT ASSETS
Trade and other receivables		63.6		63.6	68.3		68.3
Other financial assets		141.4		141.4	59.0		59.0
Property, plant and equipment		227.8		227.8	195.4		195.4
Intangible assets	(d), (e)	293.4		293.4	246.2	22.6	268.8
Deferred tax assets	(f)	24.2	0.9	25.1	15.1	22.8	37.9
Other	(e)	—		—	2.1	(2.1)	—

TOTAL NON-CURRENT ASSETS		750.4	0.9	751.3	586.1	43.3	629.4

TOTAL ASSETS		1,499.4	(0.7)	1,498.7	1,199.2	42.1	1,241.3

CURRENT LIABILITIES
Trade and other payables	(b)	159.4		159.4	132.8	(3.7)	129.1
Interest bearing liabilities		190.2		190.2	34.3		34.3
Provisions		47.4		47.4	48.7		48.7
Current tax liabilities		7.2		7.2	10.3		10.3

TOTAL CURRENT LIABILITIES		404.2		404.2	226.1	(3.7)	222.4

NON-CURRENT LIABILITIES
Trade and other payables		3.3		3.3	0.8		0.8
Interest bearing liabilities		236.0		236.0	331.0		331.0
Provisions	(a)	23.9	(4.4)	19.5	23.7	(3.5)	20.2
Retirement benefit obligations	(a)	—	20.0	20.0	—	25.2	25.2
Deferred tax liabilities	(f)	20.2	3.1	23.3	14.8	3.5	18.3

TOTAL NON-CURRENT LIABILITIES		283.4	18.7	302.1	370.3	25.2	395.5

TOTAL LIABILITIES		687.6	18.7	706.3	596.4	21.5	617.9

NET ASSETS		811.8	(19.4)	792.4	602.8	20.6	623.4

EQUITY
Issued capital		1,383.9		1,383.9	1,232.8		1,232.8
Reserves	(b), (c)	(275.6)	280.7	5.1	(296.6)	261.9	(34.7)
Accumulated losses	(a), (b), (c), (d), (f)	(306.7)	(300.1)	(606.8)	(342.5)	(241.3)	(583.8)

TOTAL EQUITY ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS		801.6	(19.4)	782.2	593.7	20.6	614.3
Minority interests		10.2		10.2	9.1		9.1

TOTAL EQUITY		811.8	(19.4)	792.4	602.8	20.6	623.4

54  |  ANSELL ANNUAL REVIEW 2006

10. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONTINUED)

Notes to the Income Statement and Balance Sheet tables

(A) DEFINED BENEFIT SUPERANNUATION PLANS/POST RETIREMENT HEALTH BENEFITS

AIFRS requires the consolidated entity to record on its balance sheet as an asset or liability any surplus or deficit of each of its defined benefit superannuation plans. The AASB 1 election to recognise all cumulative actuarial gains and losses at the date of transition through accumulated losses was adopted as was the option available as a result of the early adoption of AASB 119 ‘Employee Benefits’ to record all subsequent actuarial gains or losses directly in accumulated losses.

In prior years certain USA subsidiaries had recorded liabilities in respect of commitments under defined benefit pension plans and post retirement health benefit schemes. In addition amounts had been remitted to the pension plans in excess of required contributions and included within prepayments. Adjustments were required to restate these balances.

The effect of this on the consolidated entity is to:

•	increase retirement benefit obligations by $20.0 million at 1 July 2004 and by $25.2 million at 30 June 2005;

•	decrease non-current provisions by $4.4 million at 1 July 2004 and $3.5 million at 30 June 2005;

•	decrease current other assets by $1.6 million at 1 July 2004 and by $1.2 million at 30 June 2005; and

•	increase accumulated losses by $17.2 million at 1 July 2004, decrease expenses by $2.0 million and increase accumulated losses by actuarial losses of $7.7 million for the year 30 June 2005.

(B) SHARE-BASED PAYMENTS

Options and/or Performance Share Rights (PSRs) are granted to executives under the Ansell Limited Stock Incentive Plan. Under previous AGAAP no expense was required to be recognised for options/PSRs issued to employees, however the consolidated entity had previously recorded a charge to the profit and loss based on the expected vesting of PSRs with the accrual for the previous year of $3.7 million being recorded within current payables. AIFRS requires the recognition of an expense for the fair value of both options and PSRs with a corresponding increase in a share-based payments reserve. The consolidated entity has applied AIFRS to all options/PSRs granted but not vested at 1 January 2005.

The effect of this on the consolidated entity is to:

•	decrease current payables by $3.7 million at June 2005;

•	increase the share-based payments reserve by $1.1 million at 1 July 2004 and by $5.7 million at 30 June 2005; and

•	increase accumulated losses by $1.1 million at 1 July 2004 and increase expenses by $0.9 million for the year ended 30 June 2005.

(C) FOREIGN CURRENCY

The consolidated entity elected to apply the exemption in AASB 1 resulting in the cumulative balance of the foreign currency translation reserve being deemed to be zero as at the date of transition to AIFRS. This had the effect of resetting the debit balance in the foreign currency translation reserve of $279.6 million at 1 July 2004 to zero and increasing accumulated losses by this amount. At 30 June 2005 the foreign currency translation reserve was increased by $256.2 million and accumulated losses increased by $256.2 million. There was no impact on reported profit for the year ended 30 June 2005.

(D) BUSINESS COMBINATIONS

The consolidated entity has elected not to apply AASB 3 ‘Business Combinations’ the retrospectively. Under AASB 3 goodwill amortisation is prohibited and replaced by impairment testing. Goodwill was amortised under previous AGAAP. The effect is to reduce goodwill amortisation by $20.5 million for the year ended 30 June 2005 and to increase the carrying value of goodwill by $20.5 million as at 30 June 2005.

(E) INTANGIBLE ASSETS

Under previous AGAAP capitalised development costs net of provision for amortisation were included on the balance sheet under the classification Non-current assets – other. Under AASB 138 ‘Intangible Assets’, capitalised development costs are disclosed within intangible assets. The effect of this on the consolidated entity is to reduce Non-current assets – other by $2.1 million and increase intangible assets by $2.1 million as at 30 June 2005.

(F) INCOME TAX

Under previous AGAAP a deferred tax asset for accumulated tax losses was only recognised when it was virtually certain that such losses would be recouped. Under AIFRS a deferred tax asset is recognised in respect of accumulated tax losses when it is probable that such losses will be recouped. Management has reassessed the potential recovery of tax losses and has considered, among other things, the fact that the consolidated entity’s US operations had generated taxable income in the three years to 30 June 2005 and expect to continue to generate taxable income in the foreseeable future.

Available projections for the foreseeable future indicate that a portion of available US revenue losses will probably be recouped, and as such a deferred tax asset in respect of such losses has been recognised at 30 June 2005.

In addition the tax status of subsidiaries in other countries was also reviewed and it was deemed necessary to book additional deferred tax assets and deferred tax liabilities under the stricter requirements of AIFRS.

The effect of this on the consolidated entity is to:

•	increase deferred tax assets by $0.9 million at 1 July 2004 and $22.8 million at 30 June 2005;

•	increase deferred tax liabilities by $3.1 million at 1 July 2004 and $3.5 million at 30 June 2005; and

•	increase accumulated losses by $2.2 million at 1 July 2004 and decrease income tax by $21.5 million for the year ended 30 June 2005.

(G) REVENUE

Under previous AGAAP proceeds from the disposal of property, plant and equipment and other investments were disclosed as part of revenue in the income statement. Under AIFRS the gain or loss on such disposals is recognised on a net basis as income or an expense rather than recognising the consideration received as revenue. The effect of this on the consolidated entity is to reduce revenue and expenses by $1.4 million for the year ended 30 June 2005.

ANSELL ANNUAL REVIEW 2006  |  55

Directors’ Declaration

In the opinion of the Directors of Ansell Limited, the accompanying concise financial report (and the remuneration disclosures that are contained in the Remuneration Report in the Directors’ Report set out on pages 32 to 41) of the consolidated entity, comprising Ansell Limited and its subsidiaries for the year ended 30 June 2006, set out on pages 42 to 55:

(a)	has been derived from or is consistent with the Financial Report for the financial year; and

(b)	complies with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’.

The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the chief executive officer and the chief financial officer for the financial year ended 30 June 2006.

Signed in accordance with a resolution of the Directors:

/s/ Peter L Barnes	/s/ Douglas D Tough
Peter L Barnes	Douglas D Tough
Chairman	Director

Dated in Melbourne this 5th day of September 2006

56  |  ANSELL ANNUAL REVIEW 2006

Audit Opinion

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT TO MEMBERS OF ANSELL LIMITED

SCOPE

The financial report, remuneration disclosures and directors’ responsibility

The concise financial report comprises the income statement, statement of recognised income and expense, balance sheet, cash flow statement, accompanying notes 1 to 10 and the accompanying discussion and analysis to the income statement, statement of recognised income and expense, balance sheet, and the cash flow statement, and the directors’ declaration for Ansell Limited (the ‘Company’) and its Subsidiaries (the ‘Consolidated Entity’), for the year ended 30 June 2006.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives (‘remuneration disclosures’), required by Australian Accounting Standard AASB 124 ‘Related Party Disclosures’, under the heading ‘Remuneration report’ in the directors’ report and not in the concise financial report.

The directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors’ report.

AUDIT APPROACH

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report and the remuneration disclosures of the Company and its subsidiaries for the financial year ended 30 June 2006. The remuneration report also contains information in table 2 not required by Australian Accounting Standard AASB 124 which is not subject to our audit. Our audit report on the full financial report and the remuneration disclosures was signed on 5 September 2006, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’.

We formed our audit opinion on the basis of these procedures, which included:

•	testing that the information in the concise financial report is consistent with the full financial report; and

•	examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

AUDIT OPINION

In our opinion, the concise financial report of Ansell Limited and its subsidiaries for the financial year ended 30 June 2006 complies with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’.

/s/ KPMG	/s/ Peter Jovic
KPMG	Peter Jovic Partner

Melbourne

5 September 2006

ANSELL ANNUAL REVIEW 2006  |  57

Shareholders

Details of quoted shares held in Ansell Limited as at 31 August 2006.

DISTRIBUTION OF ORDINARY SHAREHOLDERS AND SHAREHOLDINGS

SIZE OF HOLDING	NUMBER OF SHAREHOLDERS			NUMBER OF SHARES
1 - 1,000	32,832	*	82.08	11,723,340	7.77
1,001 - 5,000	6,396		15.99	12,996,090	8.62
5,001 - 10,000	511		1.28	3,639,862	2.41
10,001 - 100,000	215		0.54	5,206,997	3.45
100,001 and over	45		0.11	117,252,289	77.75

	40,000		100%	150,818,578	100%

*	Including 818 shareholders holding a parcel of shares of less than $500 in value (54 shares), based on market price of $9.42.

Percentage of the total holding of the 20 largest shareholders – 73.75%.

In addition to the foregoing, there were 495 members of the Employee Share Plan, holding 122,516 shares, 237 members of the Executive Shares Plan, whose shares are paid to one cent each, holding 287,800 Plan shares.

Voting rights as governed by the Constitution of the Company provide that each ordinary shareholder present in person or by proxy at a meeting shall have:

(a) on a show of hands, one vote only;

(b) on a poll, one vote for every fully paid ordinary share held.

TWENTY LARGEST SHAREHOLDERS

	NO OF QUALITY PAID SHARES	% OF ISSUED CAPITAL
Westpac Custodian Nominees Limited	22,732,239	15.10
National Nominees Limited	19,739,246	13.09
JP Morgan Nominees Australia Limited	15,279,543	10.13
RBC Dexia Investor Services Australia Nominees Pty Limited <PIPOOLED A/C>	13,232,623	8.77
RBC Dexia Investor Services Australia Nominees Pty Limited <BKCUST A/C>	6,947,111	4.61
ANZ Nominees Limited <CASH INCOME A/C>	4,929,821	3.27
Citicorp Nominees Pty Limited	4,865,187	3.23
RBC Dexia Investor Services Australia Nominees Pty Limited	4,049,531	2.69
Cogent Nominees Pty Limited	3,792,189	2.51
AMP Life Limited	2,502,327	1.66
UBS Nominees Pty Ltd <116C A/C>	2,500,000	1.66
RBC Dexia Investor Services Australia Nominees Pty Limited <PIIC A/C>	2,315,640	1.54
Queensland Investment Corporation	1,592,813	1.06
ANZ Nominees Limited	1,407,900	0.93
Citicorp Nominees Pty Limited <CFSIL CWLTH AUST SHS 4 A/C>	1,216,304	0.81
ANZ Nominees Limited	981,413	0.65
Sandhurst Trustees Ltd <SISF A/C>	844,245	0.56
Victorian Workcover Authority	758,288	0.50
Citicorp Nominees Pty Limited <CFSIL CWLTH AUST SHS 18 A/C>	718,288	0.48
Cogent Nominees Pty Limited <SMP ACCOUNT>	717,099	0.48

	111,163,452	73.73

REGISTER OF SUBSTANTIAL SHAREHOLDERS

The names of substantial shareholders in the Company and the number of fully paid ordinary shares in which each has an interest, as disclosed in substantial shareholder notices to the Company on the respective dates shown, are as follows:

23 February 2006	Investor Mutual Limited	8,562,402	5.35%
14 April 2006	AXA Asia Pacific Holdings Limited	8,019,887	5.18%
18 May 2006	Prepetual Limited	22,089,355	14.36%
2 August 2006	Maple-Brown Abbott Limited	17,580,335	11.59%
9 August 2006	Perennial Value Management Limited (PVM)	9,298,360	6.14%
25 August 2006	Harris Associate L.P.	7,617,335	5.03%

58  |  ANSELL ANNUAL REVIEW 2006

Supplementary Unaudited US Dollar Financial Information

FOR THE YEAR ENDED 30 JUNE 2006

ANSELL LIMITED AND ITS SUBSIDIARIES

The following unaudited US dollar financial information is supplementary to the Company’s concise financial report for the year ended 30 June 2006. It is provided as additional information for the Company’s shareholders. This financial information does not form part of the Company’s financial statements that are required to be prepared under the Corporation Act 2001, Australian Accounting Standards and the ASX Listing Rules.

This financial information has been derived from the Company’s concise financial report.

Translation of amounts from Australian dollars to US dollars in the Income Statement, Cash Flow Statement and Operating Revenue and Operating Result within the Industry and Regional Segments have been made at the average of the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of each month for the 13 month period June 2005 to June 2006.

Translation of amounts from Australian dollars to US dollars in the Balance Sheet and Assets Employed and Liabilities with the Industry and Regional Segments have been made at the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 30 June 2006, at US$0.73945 = A$1 (30 June 2005 US$0.76265 = A$1).

SUPPLEMENTARY UNAUDITED US DOLLAR FINANCIAL INFORMATION

Income Statement

OF ANSELL LIMITED AND ITS SUBSIDIARIES FOR THE YEAR ENDED 30 JUNE 2006.

	2006 US$M	2005 US$M
REVENUE
Sales	849.1	812.1
Other revenue	10.5	9.3

Total revenue	859.6	821.4
EXPENSES
Cost of goods sold	534.5	488.6
Selling, distribution and administration	211.6	213.6
Others	4.1	60.9

TOTAL EXPENSES, EXCLUDING FINANCING COSTS	750.2	763.1
Financing costs	14.9	16.6

PROFIT BEFORE INCOME TAX	94.5	41.7
Income tax	5.8	0.2

NET PROFIT	88.7	41.5
Minority interests in net profit	2.0	1.4

NET PROFIT ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS	86.7	40.1

Earnings per share is based on net profit attributable to Ansell Limited shareholders

	US CENTS	US CENTS
Basic earnings per share	54.8	24.0
Diluted earnings per share	54.2	23.7

ANSELL ANNUAL REVIEW 2006  |  59

SUPPLEMENTARY UNAUDITED US DOLLAR FINANCIAL INFORMATION

Balance Sheet

OF ANSELL LIMITED AND ITS SUBSIDIARIES AS AT 30 JUNE 2006

	2006 US$M	2005 US$M

CURRENT ASSETS
Cash on hand	0.2	0.2
Cash at bank and on deposit	230.0	166.8
Cash assets – restricted deposits	4.9	6.4
Trade and other receivables	164.0	163.1
Inventories	137.6	120.1
Other	9.3	10.1

TOTAL CURRENT ASSETS	546.0	466.7

NON-CURRENT ASSETS
Trade and other receivables	14.6	52.1
Other financial assets	—	45.0
Property, plant and equipment	144.6	149.0
Intangible assets	221.7	205.0
Deferred tax assets	40.4	28.9

TOTAL NON-CURRENT ASSETS	421.3	480.0

TOTAL ASSETS	967.3	946.7

CURRENT LIABILITIES
Trade and other payables	105.2	98.5
Interest bearing liabilities	84.4	26.3
Provisions	37.4	37.1
Current tax liabilities	8.1	7.9

TOTAL CURRENT LIABILITIES	235.1	169.8

NON-CURRENT LIABILITIES
Trade and other payables	0.5	0.6
Interest bearing liabilities	204.0	252.4
Provisions	15.4	15.4
Retirement benefit obligations	10.0	19.2
Deferred tax liabilities	18.9	14.0

TOTAL NON-CURRENT LIABILITIES	248.8	301.6

TOTAL LIABILITIES	483.9	471.4

NET ASSETS	483.4	475.3

EQUITY
Issued capital	840.6	940.2
Reserves	(3.9)	(26.6)
Accumulated losses	(363.7)	(445.2)

TOTAL EQUITY ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS	473.0	468.4
Minority interests	10.4	6.9

TOTAL EQUITY	483.4	475.3

60  |  ANSELL ANNUAL REVIEW 2006

SUPPLEMENTARY UNAUDITED US DOLLAR FINANCIAL INFORMATION

Cash Flow Statement

OF ANSELL LIMITED AND ITS SUBSIDIARIES FOR THE YEAR ENDED 30 JUNE 2006

	2006	2005
	US$M	US$M
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Receipts from customers	849.4	848.2
Payments to suppliers and employees	(738.9)	(721.3)

Net receipts from customers	110.5	126.9
Income taxes paid	(12.2)	(12.3)

NET CASH PROVIDED BY OPERATING ACTIVITIES	98.3	114.6

Cash Flows Related to Investing Activities
Payments for businesses, net of cash acquired	(17.9)	—
Payments for property, plant and equipment	(12.3)	(10.6)
Proceeds from sale of property, plant and equipment	0.6	—
Loans repaid	49.9	—
Proceeds from sale of other investments	39.6	1.1

NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	59.9	(9.5)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from borrowings	21.2	109.0
Repayments of borrowings	(25.7)	(128.9)

Net repayments of borrowings	(4.5)	(19.9)
Proceeds from issues of shares	3.1	3.8
Payments for share buy-back	(76.1)	(121.7)
Dividends paid	(23.4)	(18.6)
Interest received	10.4	6.4
Interest and borrowing costs paid	(14.8)	(17.3)

NET CASH USED IN FINANCING ACTIVITIES	(105.3)	(167.3)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	52.9	(62.2)
Cash and cash equivalents at the beginning of the financial year	172.3	216.8
Effects of exchange rate changes on the balances of cash and cash equivalents
held in foreign currencies at the beginning of the financial year	(1.2)	17.7

CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	224.0	172.3

ANSELL ANNUAL REVIEW 2006  |  61

SUPPLEMENTARY UNAUDITED US DOLLAR FINANCIAL INFORMATION

Industry And Regional Segments

OF ANSELL LIMITED AND SUBSIDIARIES FOR THE YEAR ENDED 30 JUNE 2006

	OPERATING REVENUE		OPERATING RESULT
	2006 US$M	2005 US$M	2006 US$M	2005 US$M
INDUSTRY
ANSELL HEALTHCARE
Occupational Healthcare	424.6	409.8	60.7	61.0
Professional Healthcare	289.0	276.3	29.0	32.7
Consumer Healthcare	135.5	126.0	17.9	22.0

TOTAL ANSELL HEALTHCARE	849.1	812.1	107.6	115.7
Corporate revenue/costs	10.5	9.3	(4.6)	(5.8)

OPERATING EBIT			103.0	109.9
Impairment loss on investment in South Pacific Tyres and sale costs			(4.1)	(60.9)

EARNINGS BEFORE NET INTEREST AND TAX (EBIT)			98.9	49.0
Financing costs net of interest revenue			(4.4)	(7.3)

OPERATING PROFIT BEFORE TAX			94.5	41.7
Tax			(5.8)	(0.2)
Minority interests			(2.0)	(1.4)

TOTAL CONSOLIDATED	859.6	821.4	86.7	40.1

REGION
Asia Pacific	133.2	122.4	27.3	29.3
Americas	402.2	387.9	46.4	51.1
Europe, Middle East and Africa	313.7	301.8	33.9	35.3

TOTAL ANSELL HEALTHCARE	849.1	812.1	107.6	115.7

	ASSETS EMPLOYED		LIABILITIES
	2006 US$M	2005 US$M	2006 US$M	2005 US$M
INDUSTRY
ANSELL HEALTHCARE
Occupational Healthcare	326.6	312.9	75.0	63.7
Professional Healthcare	255.9	247.9	49.0	47.7
Consumer Healthcare	106.7	77.5	18.0	16.1

Total Ansell Healthcare	689.2	638.3	142.0	127.5
Corporate Assets/Liabilities	43.0	135.0	341.9	343.9
Cash	235.1	173.4	—	—

TOTAL CONSOLIDATED	967.3	946.7	483.9	471.4

REGION
Asia Pacific	185.7	175.7	51.2	45.8
Americas	160.2	150.1	56.0	56.1
Europe, Middle East and Africa	125.8	109.1	34.8	25.6
Goodwill and brand names	217.5	203.4	—	—

TOTAL ANSELL HEALTHCARE	689.2	638.3	142.0	127.5

62  |  ANSELL ANNUAL REVIEW 2006

Investor Information

ANNUAL REPORT

Ansell’s Annual Report consists of two documents - the Annual Review 2006 (incorporating the concise financial report to shareholders ) and the Financial Report 2006. The Annual Review details the Company’s operations and provides a summary of the financial statements. The financial statements and disclosures in the concise financial report have been derived from the Ansell Limited Financial Report 2006. A more complete understanding of the Company’s financial performance, financial position and financing and investing activities can be obtained from the Financial Report.

All shareholders are entitled to receive a copy of the Annual Review. Those who do not wish to receive a copy of the Annual Review can have their name deleted from the mailing list by advising the Company in writing. A copy of the Financial Report of the Company and its subsidiaries is available and will be sent to shareholders, free of charge, on request.

Alternatively, shareholders can access the Financial Report 2006 and other information pertaining to the Company and its activities on the internet from Ansell’s website at www.ansell.com.

CHANGE OF ADDRESS

Shareholders should notify the Company in writing immediately there is a change to their registered address. For added protection, Shareholders should quote their Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

DIVIDEND

A final dividend of 12 cents per share will be paid on 5 October 2006 to shareholders registered on 14 September 2006. The dividend will be unfranked.

Australian shareholders may elect to have cash dividends paid directly into any bank, building society or credit union account in Australia. Shareholders with registered addresses in New Zealand, the UK or the US who receive cash dividends may elect to be paid by cheque in their respective currencies. Shareholders with a registered address in Canada can receive their dividends in US dollars.

COMPANY DIRECTORY

The Annual Review and the Company’s website are the main sources of information for investors. Shareholders who wish to contact the Company on any matter relating to its activities are invited to contact the most convenient office listed below, or contact the Company via its website at www.ansell.com.

AUSTRALIA

Attn: Mr David Graham

Ansell Limited

Level 3

678 Victoria Street

Richmond, Victoria 3121

Telephone: (+61 3) 9270 7270

Facsimile: (+61 3) 9270 7300

Email: shareholderenquiries@ap.ansell.com

UNITED STATES

Attn: Mr. Phil Corke

Ansell Limited

200 Schulz Drive

Red Bank NJ 07701

Telephone (+1 732) 345 5400

Facsimile (+1 732) 219 5114

Email: pcorke@ansell.com

ENQUIRIES

Shareholders requiring information about their shareholdings should contact the Company’s registry at:

Computershare lnvestor Services Pty Limited

Yarra Falls

452 Johnson Street,

Abbotsford, Victoria 3067

or

GPO Box 2975

Melbourne, Victoria 3001

Austria

Telephone: (+61 3) 9415 4000

Facsimile: (+61 3) 9473 2500

Shareholder enquiries 1300 850 505

Email: web.queries@computershare.com.au

or visit their website (www.computershare.com), where shareholder information can be accessed by clicking on ‘Securityholders’ and providing a Security Holder Number (SRN or HIN), family or business name, and postcode.

LISTINGS

Ansell Limited shares (Ticker Symbol ANN) are listed on the Australian Stock Exchange.

FINANCIAL CALENDAR – 2007

15 February 2007

Announcement of result for half-year ending 31 December 2006

22 August 2007

Announcement of result for year ending 30 June 2007

2 November 2007

Annual General Meeting

ANSELL ANNUAL REVIEW 2006  |  63

Ansell Offices	Senior Management
REGISTERED OFFICE	Doug Tough
Ansell Limited	Managing Director & Chief Executive Officer, Ansell Limited
ABN 89 004 085 330	(Red Bank)
Level 3, 678 Victoria Street
Richmond, Victoria 3121	Robert Bartlett
Australia	Company Secretary & General Manager - Corporate
Telephone: (+61 3) 9270 7270	(Richmond)
Facsimile: (+61 3) 9270 7300
Email: Shareholderenquiries@ap.ansell.com	Roger Brewer
Mail to: enquiries@pacdun.com	Vice-President Global Supply
(Red Bank)
Secretary
Robert J Bartlett	Phil Corke
Senior Vice-President, Human Resources & Communications
Auditor	(Red Bank)
KPMG
Scott Corriveau
Corporate Lawyer	Head of Business Development & Occupational New Product Development
Freehills	(Red Bank)

OPERATIONAL HEADQUARTERS	Werner Heintz
Ansell Healthcare	Senior Vice-President & Regional Director, EMEA
200 Schulz Drive	(Brussels)
Red Bank, NJ 07701
USA	Rustom Jilla
Telephone: (+1 732) 345 5400	Senior Vice-President & Chief Financial Officer
Fascimile: (+1 732) 219 5114	(Red Bank)

REGIONAL SALES & MARKETING OFFICES	Shawn Knox
Europe, Middle East and Africa (EMEA):	Chief Information Officer
Ansell Healthcare	(Red Bank)
Riverside Business Park
‘Spey House’	Neil O’Donnell
Internationalelaan 55	Senior Vice-President & Regional Director, Asia Pacific
1070 Brussels	(Richmond)
Belgium
Telephone: (+32 2) 528 7400	Scott Papier
Facsimile: (+32 2) 528 7401	Vice-President & Regional Director, Professional/Consumer,
Americas
Americas:	(Red Bank)
Ansell Healthcare
200 Schulz Drive	William Reed
Red Bank, NJ 07701	Senior Vice-President & Regional Director, Occupational,
USA	Americas
Telephone: (+1 732) 345 5400	(Red Bank)
Facsimile: (+1 732) 219 5114
William Reilly
Asia Pacific	Senior Vice-President & General Counsel
Ansell Healthcare	(Red Bank)
Level 3, 678 Victoria Street
Richmond, Victoria 3121	Rainer Wolf
Australia	Head of Global Manufacturing
Telephone: (+61 3) 9270 7270	(Shah Alam, Malaysia)
Facsimile: (+61 3) 9270 7330
Dr Michael Zedalis
Senior Vice-President Science & Technology
(Red Bank)

A complete copy of the financial statements can be obtained from the Ansell website: www.ansell.com.

64  |  ANSELL ANNUAL REPORT 2006

Designed and produced by Amanda Roach Design

Ansell

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: September 19, 2006